Exhibit 99.1

Feldman Financial Advisors, Inc.
1001 Connecticut Avenue, NW, Suite 840
Washington, DC 20036
(202) 467-6862 • Fax (202) 467-6963

Madison Bank of Maryland

Forest Hill, Maryland

Conversion Valuation Appraisal Report

Valued as of September 2, 2014

Prepared By

Feldman Financial Advisors, Inc.

Washington, D.C.

Feldman Financial Advisors, Inc.
1001 Connecticut Avenue, NW, Suite 840
Washington, DC 20036
(202) 467-6862 • Fax (202) 467-6963

September 2, 2014

Board of Directors

Madison Bank of Maryland

1920 Rock Spring Road

Forest Hill, MD 21050

Members of the Board:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of Madison Bank of Maryland (“Madison” or the “Bank”) in connection with the simultaneous conversion of the Bank from the mutual to stock form of organization, the issuance of the Bank’s capital stock to MB Bancorp, Inc. (the “Company”), and the offering of shares of common stock of the Company for sale to certain depositors of the Bank, employee benefit plans of the Bank, and other members of the general public (collectively referred to herein as the “Conversion”). This Appraisal is furnished pursuant to the Bank’s regulatory filing of the Application for Conversion (“Application”) with the Office of the Comptroller of the Currency (“OCC”) and the Board of Governors of the Federal Reserve System.

Feldman Financial Advisors, Inc. (“Feldman Financial”) is a financial consulting and economic research firm that specializes in financial valuations and analyses of business enterprises and securities in the thrift, banking, and mortgage industries. The background of Feldman Financial is presented in Exhibit I. In preparing the Appraisal, we conducted an analysis of the Bank that included discussions with the Bank’s management, the Bank’s legal counsel, Kilpatrick Stockton, LLP, and the Bank’s independent auditor, Stegman & Company. In addition, where appropriate, we considered information based on other available published sources that we believe are reliable; however, we cannot guarantee the accuracy and completeness of such information.

We also reviewed, among other factors, the economy in the Bank’s primary market area and compared the Bank’s financial condition and operating performance with that of selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for thrift institution common stocks in particular.

The Appraisal is based on the Bank’s representation that the information contained in the Application and additional evidence furnished to us by the Bank and its independent auditor are truthful, accurate, and complete. We did not independently verify the financial statements and other information provided by the Bank and its independent auditor, nor did we independently value the assets or liabilities of the Bank. The Appraisal considers the Bank only as a going concern and should not be considered as an indication of the liquidation value of the Bank.

Feldman Financial Advisors, Inc.

Board of Directors

Madison Bank of Maryland

September 2, 2014

Page Two

It is our opinion that, as of September 2, 2014, the estimated aggregate pro forma market value of the Bank was within a range (the “Valuation Range”) of $15,300,000 to $20,700,000 with a midpoint of $18,000,000. The Valuation Range was based upon a 15% decrease from the midpoint to determine the minimum and a 15% increase from the midpoint to establish the maximum. Assuming an additional 15% increase above the maximum value would result in an adjusted maximum of $23,805,000. Thus, assuming an offering price of $10.00 per share of common stock, the Company will offer a minimum of 1,530,000 shares, a midpoint of 1,800,000 shares, a maximum of 2,070,000 shares, and an adjusted maximum of 2,380,500 shares.

Our Appraisal is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of common stock in the Conversion. Moreover, because the Appraisal is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of stock in the Conversion will thereafter be able to sell such shares at prices related to the foregoing estimate of the Bank’s pro forma market value. Feldman Financial is not a seller of securities within the meaning of any federal or state securities laws and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The valuation reported herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank’s operating performance, financial condition, or management policies, and current conditions in the securities markets for thrift institution common stocks. Should any such new developments or changes be material, in our opinion, to the valuation of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in detail at that time.

Respectfully submitted,

Feldman Financial Advisors, Inc.

/s/ Trent R. Feldman
Trent R. Feldman
President

/s/ Michael S. Green
Michael S. Green
Principal

Feldman Financial Advisors, Inc.

TABLE OF CONTENTS

TAB			PAGE

	INTRODUCTION		1

I.	Chapter One – BUSINESS OF MADISON BANK OF MARYLAND
	General Overview		4
	Financial Condition		10
	Income and Expense Trends		22
	Interest Rate Risk Management		30
	Asset Quality		33
	Subsidiary Activity		36
	Office Facilities		37
	Market Area		38
	Summary Outlook		45

II.	Chapter Two – COMPARISONS WITH PUBLICLY TRADED THRIFTS
	General Overview		46
	Selection Criteria		47
	Recent Financial Comparisons		52

III.	Chapter Three – MARKET VALUE ADJUSTMENTS
	General Overview		65
	Earnings Prospects		66
	Financial Condition		67
	Market Area		68
	Management		69
	Dividend Policy		69
	Liquidity of the Issue		70
	Subscription Interest		71
	Recent Acquisition Activity		72
	Effect of Government Regulations and Regulatory Reform		74
	Stock Market Conditions		76
	Adjustments Conclusion		82
	Valuation Approach		82
	Valuation Conclusion		84

IV.	Appendix – EXHIBITS
	I	Background of Feldman Financial Advisors, Inc.	I-1
	II-1	Balance Sheets	II-1
	II-2	Income Statements	II-2
	II-3	Loan Portfolio Composition	II-3
	II-4	Net Loan Activity	II-4
	II-5	Investment Portfolio Composition	II-5
	II-6	Deposit Account Distribution	II-6
	II-7	Real Estate Properties	II-7
	III	Financial and Market Data for All Public Thrifts	III-1
	IV-1	Pro Forma Assumptions for Conversion Stock Offering	IV-1
	IV-2	Pro Forma Conversion Valuation Range	IV-2
	IV-3	Pro Forma Conversion Analysis at the Maximum Valuation	IV-3
	IV-4	Comparative Valuation Ratio Differential	IV-4

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LIST OF TABLES

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INTRODUCTION

As requested, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of Madison Bank of Maryland (“Madison” or the “Bank”) in connection with the simultaneous conversion of the Bank from the mutual to stock form of organization, the issuance of the Bank’s capital stock to MB Bancorp, Inc. (the “Company”), and the offering of shares of common stock of the Company for sale to certain depositors of the Bank, employee benefit plans of the Bank, and other members of the general public (collectively referred to herein as the “Conversion”). This appraisal report is furnished pursuant to the Bank’s regulatory filing of the Application for Conversion (“Application”) with the Office of the Comptroller of the Currency (“OCC”) and the Board of Governors of the Federal Reserve System.

In the course of preparing the Appraisal, we reviewed and discussed with the Bank’s management and the Bank’s independent accountants, Stegman & Company, the audited financial statements of the Bank’s operations for the years ended December 31, 2012 and 2013 and unaudited financial results for the six months ended June 30, 2013 and 2014. We also reviewed and discussed with management other financial matters of the Bank.

Where appropriate, we considered information based upon other available public sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank’s primary market area and examined the prevailing economic conditions. We also examined the competitive environment within which the Bank operates and assessed the Bank’s relative strengths and weaknesses.

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We examined and compared the Bank’s financial performance with selected segments of the thrift industry and selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and the market for thrift institution common stocks in particular. We included in our analysis an examination of the potential effects of the Conversion on the Bank’s operating characteristics and financial performance as they relate to the estimated pro forma market value of the Bank.

In preparing the Appraisal, we have relied upon and assumed the accuracy and completeness of financial and statistical information provided by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value the assets or liabilities of the Bank. The Appraisal considers the Bank only as a going concern and should not be considered as an indication of the liquidation value of the Bank.

Our Appraisal is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of common stock in the Conversion. Moreover, because such the Appraisal is necessarily based on estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the Conversion will thereafter be able to sell such shares at prices related to the foregoing estimate of the Bank’s pro forma market value. Feldman Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

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The valuation reported in this Appraisal will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank’s financial performance or management policies, and current conditions in the securities market for thrift institution common stocks. Should any such developments or changes be material, in our opinion, to the valuation of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in detail at that time.

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I. BUSINESS OF MADISON BANK OF MARYLAND

General Overview

Madison is a federally chartered mutual savings bank headquartered in Forest Hill, Maryland. Over the course of its history, Madison has operated as a community-oriented institution by offering a variety of loan and deposit products and serving other financial needs of the local community. The Bank conducts its business from its headquarters location and main office in Forest Hill, Maryland and two full-service branches, one branch in Harford County and one branch in Baltimore County. At June 30, 2014, Madison had total assets of $140.9 million, net loans of $109.0 million, deposits of $103.9 million, and equity capital of $18.6 million or 13.21% of total assets. The Bank is regulated by the OCC and its deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation (“FDIC”). The Bank is a member of the Federal Home Loan Bank (“FHLB”) of Atlanta.

On March 4, 2002, Madison Bradford Federal Savings and Loan Association, incorporated in 1904, merged with Bohemian American Federal Savings and Loan Association, incorporated in 1899, resulting in Madison Bradford/Bohemian American Savings Bank. The name was changed the following year to Madison Bohemian Savings Bank. On April 7, 2006, Back and Middle River Federal Savings and Loan Association, Inc. merged into Madison Bohemian Savings Bank. The name was subsequently changed in September 2009 to Madison Bank of Maryland. The Bank primarily serves communities located in Baltimore County and Harford County in Maryland from its two offices in Harford County and one location in Perry Hall in Baltimore County.

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The Bank’s business consists primarily of accepting deposits from the general public and investing those deposits, together with funds generated from borrowed funds and operations, in one- to four-family residential mortgage loans. At June 30, 2014, residential mortgage loans totaled $89.8 million, or 80.6% of the Bank’s loan portfolio. The Bank also maintains a portfolio of non-residential real estate loans, construction and land loans, home equity lines of credit and to a much lesser extent, consumer loans comprised of loans secured by deposits. Non-residential real estate loans totaled $10.8 million or 9.7% of the loan portfolio and construction and land loans approximated $5.6 million or 5.0% of the loan portfolio. Home equity lines of credit totaled $5.2 million at June 30, 2014 and loans secured by deposits amounted to less than $10,000. The Bank also invests in various investment securities and mortgage-backed securities.

Madison’s business strategy is to become a full-service provider of the financial needs of a growing customer base in Baltimore County and Harford County, Maryland and to operate as a well-capitalized and profitable community bank dedicated to providing quality customer service. The Bank’s current business objectives emphasize residential mortgage lending and Madison will continue to focus on residential mortgage products. The Bank began offering home equity loans in early 2013 and home equity lines of credit in the fall of 2013. The Bank is also utilizing a product offered by its data service provider, FISERV, which allows individuals in the Bank’s market area to apply for residential loans on-line. In the future, as part of its strategy to increase earnings, the Bank may seek to gradually begin commercial real estate lending and may add commercial lending personnel to aid in the effort.

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The Bank is committed to meeting the financial needs of the communities in which it operates, and is dedicated to providing quality personal service to its customers and responding promptly to customer needs and inquiries. The Bank believes that its community orientation is attractive to customers and distinguishes it from the larger banks that operate in the local area. Madison is presently focused on strengthening and expanding customer relationships to generate additional internal growth from its franchise.

Under the direction of its recently appointed Chief Executive Officer in January 2013, the Bank has developed a strategy to return to profitability and position Madison for eventual growth. Historically, the Bank has operated as a traditional savings bank, attracting deposits and investing those funds primarily in residential mortgage loans and investment securities. Madison is a portfolio lender, retaining substantially all loans originated in its portfolio. Madison’s objective is to build on its historic strength of customer loyalty and gradually grow the balance sheet. The Bank has identified the following strategic initiatives in its efforts to achieve its goal to operate and grow a profitable community-oriented financial institution:

●	Improving asset quality. Resolving problem assets remains one of the Bank’s top priorities. Non-performing assets and accruing troubled debt restructurings increased significantly during the recent recession and reached $13.2 million at December 31, 2012 or 8.58% of total assets. Since then, non-performing assets and accruing troubled debt restructurings decreased to $10.5 million, or 7.27% of total assets, at December 31, 2013, but increased to $11.3 million, or 8.05% of total assets, at June 30, 2014. The Bank continues to work with delinquent borrowers to restore loans to performing status where possible and to pursue foreclosure and disposition of collateral when it is not. In August 2014, the Bank engaged an independent third party to conduct periodic loan portfolio reviews, and intends to have independent loan portfolio reviews on an annual basis going forward.

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●	Reducing funding costs. The Bank seeks to increase net interest income by controlling costs of funding rather than maximizing asset yields because originating loans with high yields often involves greater credit risk. Historically, a high percentage of deposit accounts have been higher balance, higher costing certificates of deposits. Madison will continue to seek to reduce its dependence on high cost deposits in favor of stable low cost money market and demand deposits to the extent possible. The Bank has utilized additional product offerings, technology and a focus on customer service in working toward this goal. Over time, Madison will also seek to replace maturing, high cost, long-term FHLB advances with core deposits.

●	Controlling expenses. During the past two years Madison closed three branches, one in Baltimore City and two in eastern Baltimore County, in order to improve profitability. The Bank had employee severance and other expenses associated with those branch closures during the years ended December 31, 2012 and 2013, but began to achieve the benefits of expense reductions resulting from the branch closures in 2014. In addition, Madison believes that it has a solid infrastructure in place that will allow the Bank to grow assets and liabilities without adding materially to non-interest expenses.

●	Continuing as a portfolio lender concentrating on residential mortgage loans. Historically, Madison concentrated on the origination of residential mortgage loans that were retained in the loan portfolio, and, initially following the conversion, the Bank intends to continue this strategy. In the future, the Bank may seek to add lending personnel with appropriate expertise for the purpose of gradually resuming the origination of commercial real estate loans to provide diversification to the loan portfolio and to increase the net interest margin while reducing exposure to risk from interest rate fluctuations.

●	Building on strengths as a community-oriented financial institution. The Bank has operated continuously as a community-oriented financial institution since its founding. Madison is committed to meeting the financial needs of the communities in which it operates, and is dedicated to providing quality personal service to customers. The Bank provides a broad range of consumer financial services through a network of three branches and will continually seek out ways to improve convenience, safety and service through product offerings.

The Bank intends to operate as a well capitalized, profitable, community-oriented financial institution and leverage the significant level of customer loyalty it has amassed through its many years of operation. While the Bank realizes that it may be restrained by limited resources as a relatively small financial institution, it has competent and versatile personnel that

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broaden its staff expertise. The President and Chief Executive Officer (“CEO”) of Madison, Julia Newton, joined the Bank in 2000 and had historically been the Compliance Officer. Ms. Newton was promoted to President and Chief Executive Officer in January 2013. Ms. Newton is familiar with the Bank’s activities and has been groomed to succeed as President by the former President, Mr. Lawrence Williams. Mr. Williams maintains the position of Senior Executive Vice President, Chief Operating Officer and Executive Chairman and is primarily engaged in managing the Bank’s problem asset workouts. The Bank’s Vice President and Chief Financial Officer, Robin Taylor, has been with Madison since 2003 as the Controller and was promoted to her current position in early 2014. Lisa McGuire-Dick, the Bank’s Senior Vice President and Human Resources Administrator, is responsible for overall administration of personnel and branch management, has been with Madison since 2004, and was promoted to her current position in March 2014. Although the current management team has considerable experience with Madison and in the local financial services industry, the team is in a state of transition and does not yet have a proven track record as reflected by the Bank’s performance.

While Madison’s present equity capital level is adequate given the risk profile of the Bank, due to the lack of earnings providing capital accretion the Bank believes it must raise additional capital in order to facilitate its growth objectives, and provide a greater cushion in response to the heightened risk profile associated with uncertain economic risks. As a stock corporation upon completion of the Conversion, the Bank will be organized in the form used by commercial banks, most major corporations, and a majority of savings institutions. The ability to raise new equity capital through the issuance and sale of capital stock will allow the Bank the flexibility to increase its equity capital position more rapidly than by accumulating earnings.

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The Bank also believes that the ability to attract new capital also will help address the needs of the communities it serves. Also, the Bank expects to benefit from its employees and directors having stock ownership in its business, since that is viewed as an effective performance incentive and a means of attracting, retaining, and compensating employees and directors.

In summary, Madison’s primary reasons for implementing the Conversion and raising additional capital through the offering are to:

•	increase the capital of Madison to support the implementation of the business plan;

•	enhance profitability and earnings through reinvesting and leveraging the proceeds, primarily through traditional lending and investing activities;

•	implement equity compensation plans to retain and attract qualified directors, officers and staff.

The remainder of Chapter I examines in more detail the trends addressed in this section, including the impact of changes in the Bank’s economic and competitive environment, and recent management initiatives. The discussion is supplemented by the exhibits in the Appendix. Exhibit II-1 summarizes the Bank’s balance sheets as of December 31, 2012 and 2013 and June 30, 2014. Exhibit II-2 presents the Bank’s income statements for the years ended December 31, 2012 and 2013 and for the six month periods ended June 30, 2013 and 2014.

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Financial Condition

Table 1 presents selected data concerning the Bank’s financial position as of June 30, 2014 and December 31, 2012 and 2013. Table 2 displays relative balance sheet concentrations for the Bank as of similar periods.

Table 1

Selected Financial Condition Data

As of December 31, 2012 and 2013 and June 30, 2014

(Dollars in Thousands)

	At June 30,	At December 31,
	2014	2013	2012

Total assets	$140,921	$144,606	$154,379
Cash and cash equivalents	4,962	4,011	5,501
Investments available for sale	605	489	698
Investments held to maturity	14,616	14,193	13,175
Loans receivable, net	109,004	112,828	118,604
Total deposits	103,916	107,622	122,289
Federal Home Loan Bank advances	17,750	17,750	12,000
Total equity	18,609	18,502	19,444

  Source: Madison Bank of Maryland; preliminary prospectus

Asset Composition

The Bank’s total assets amounted to $140.9 million at June 30, 2014, reflecting approximately a $3.7 million decrease or 2.5% from assets of $144.6 million at December 31, 2013 and a decrease of approximately $13.5 million from year-end 2012. The decrease in assets was primarily the result of decreases to the loan portfolio, decreases in interest-bearing deposits at other banks and decreased real estate owned (“REO”). The investment portfolio increased from $13.9 million at December 31, 2012 to $15.2 million at June 30, 2014, an increase of 9.7%.

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Although the loan portfolio experienced shrinkage, the concentration of net loans to total assets increased slightly from 76.8% at December 31, 2012 to 77.4% at June 30, 2014. As shown in Table 2, the ratio of investment securities to assets increased from 9.0% to 10.8% over this period as funds from deposits in other banks were deployed in investment securities.

Table 2

Relative Balance Sheet Concentrations

As of December 31, 2012 and 2013 and June 30, 2014

(Percent of Total Assets)

	At June 30,	At December 31,
	2014	2013	2012
Cash and cash equivalents	3.52	2.77	3.56
Interest-bearing deposits in other banks	1.98	2.45	3.55
Investment securities	10.80	10.15	8.99
Loans receivable, net	77.35	78.02	76.83
Other assets	6.35	6.60	7.08
Total assets	100.00	100.00	100.00

Total deposits	73.74	74.42	79.21
Federal Home Loan Bank advances	12.60	12.27	7.77
Other liabilities	0.46	0.51	0.42
Total liabilities	86.79	87.21	87.41
Total equity	13.21	12.79	12.59
Total liabilities and equity	100.00	100.00	100.00

  Source: Madison Bank of Maryland; preliminary prospectus

Historically, the Bank operated as a traditional thrift institution emphasizing fixed-rate, single-family residential mortgage loans. While residential mortgages continue to be the predominant loan type within the Bank’s portfolio, the Bank maintains a portfolio of commercial real estate loans and construction and land loans. As presented in Exhibit II-3, the Bank’s current loan portfolio is dominated by the residential loan portfolio comprising $89.8 million or 80.6% of the loan portfolio at June 30, 2014.

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After the Conversion, the Bank plans to continue to expand its balance sheet and its focus on residential lending. In addition to continuing the origination of residential mortgage loans, as part of its business strategy to increase earnings, the Bank may begin to diversify the loan portfolio by gradually beginning commercial real estate lending and may add commercial lending personnel to accomplish its efforts.

A significant portion of the Bank’s primary lending activity consists of the origination of first mortgage loans secured by one- to four-family owner occupied residential properties located in the Bank’s market area. At June 30, 2014, Madison had $89.8 million in residential mortgage loans, which represented 80.6% of the total loan portfolio. The origination of residential mortgage loans enables borrowers to purchase or refinance existing homes, most of which are located in the Bank’s primary market area. Included in residential mortgage loans are loans secured by one- to four-family properties, which totaled $87.6 million at June 30, 2014, and loans secured by multifamily properties, which totaled $2.2 million at June 30, 2014. Of the residential mortgage loan portfolio, at June 30, 2014, $80.6 million, or 89.7% of residential mortgage loans, were secured by owner-occupied residences, and $6.1 million, or 6.8% of residential mortgage loans, were secured by investor-owned properties.

The Bank offers fixed-rate mortgage loans with terms of up to 30 years, although the preference is to originate residential mortgage loans with terms of 15 years or less and offers more competitive rates on loans with those terms. The Bank offers conventional mortgage loans, which are loans of $417,000 or less, as well as jumbo mortgage loans, which are loans that exceed that amount. Although Madison has not sold residential mortgage loans in recent years, residential mortgage loans are generally originated in conformance with secondary market guidelines. Madison currently does not offer adjustable-rate loans, although it may decide to do

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so in the future. The Bank does not offer loans insured by the Federal Housing Administration or guaranteed by the U.S. Department of Veterans Affairs. Loan fees, interest rates and other provisions of mortgage loans are determined based on internal pricing criteria and competitive market conditions.

While residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans on a regular basis. Madison does not offer residential mortgage loans with negative amortization, and generally does not make interest-only residential mortgage loans, although it has, on limited occasions, made interest-only loans where there were exceptional income or credit characteristics associated with the loan.

The Bank makes owner occupied residential real estate loans with loan-to-value ratios of up to 95%. Loans with loan-to-value ratios in excess of 80% require private mortgage insurance. In addition, non-owner occupied residential real estate loan-to-value ratios may not exceed 70%. All properties securing mortgage loans are required to be appraised by a board-approved independent appraiser. The Bank also requires title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for all loans located in flood hazard areas. The Bank does not offer, and has not offered, sub-prime or no-documentation mortgage loans.

Included in residential mortgage loans are second mortgage loans. Second mortgage loans are made at fixed rates for terms of up to 15 years. Madison does not offer second

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mortgage loans with loan-to-value ratios exceeding 80%, including any first mortgage loan balance. Second mortgage loans approximated $919,000 at June 30, 2014 and represented 1.0% of residential mortgage loans at such date.

The Bank currently does not offer loans secured by non-residential real estate, although it has originated such loans in the past. As of June 30, 2014, Madison had $10.8 million of non-residential real estate loans in the loan portfolio. The non-residential real estate securing these loans generally consists of churches, strip shopping centers, small office buildings and marinas. The Bank currently does not offer non-residential real estate loans.

As of June 30, 2014, the largest non-residential real estate loan had an outstanding balance of $1.2 million and was secured by a church in Baltimore City. This loan was performing in accordance with its terms at June 30, 2014.

Madison also originates loans for the construction of one- to four-family homes. At June 30, 2014, the Bank had $5.6 million of construction and land loans, which represented 5.0% of the total loan portfolio. At June 30, 2014, construction and land loans consisted of $1.0 million of construction loans, amounting to 18.0% of the construction and land loan portfolio, and $4.6 million of land loans, amounting to 82.0% of the construction and land loan portfolio. The Bank originates fixed-rate loans to individuals to finance the construction of residential dwellings. Construction loans generally provide for the payment of only interest during the construction phase, which is usually up to 12 months. At the end of the construction phase, the loan generally converts to a permanent mortgage loan. Loans generally can be made with a maximum loan- to-value ratio of 80% on residential construction, based on the lesser of appraised value as if complete and the sum of all costs to the borrower including the cost of the land and construction costs. Before making a commitment to fund a construction loan, the Bank requires an appraisal

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of the property by an independent appraiser, and may require a feasibility study to ensure that the lot is buildable. Madison also generally requires an inspection of the property before disbursement of funds during the term of the construction loan.

The Bank also originates loans to individuals for the purpose of purchasing land for future construction of one- to four-family residences. Land loans generally have a fixed-rate for a term of 20-years but are callable after five years. Loan-to-value ratios are limited to a maximum of 65%.

At June 30, 2014, the largest construction and land loan was a $2.5 million land loan secured by waterfront property in Queen Anne’s County on the Eastern Shore of the Chesapeake Bay. This was performing according to its terms at June 30, 2014 although it has experienced delinquencies in the past.

Madison offers home equity lines of credit in amounts of up to $100,000, all of which are adjustable-rate loans with rates tied to the prime rate as reported in The Wall Street Journal and terms of up to 20 years. The Bank does not originate home equity loans with loan-to-value ratios exceeding 80%, including any first mortgage loan balance. Generally, home equity lines of credit are not necessarily secured by residential real estate on which the Bank also maintains the first mortgage. At June 30, 2014, home equity lines of credit totaled $5.2 million, or 4.7% of the total loan portfolio.

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At June 30, 2014, the largest outstanding balance on a home equity line of credit was $752,000, and the line of credit was secured by residential property in Queen Anne’s County, Maryland. The loan is part of a larger lending relationship, which includes a residential real estate loan secured by a first mortgage on the property securing the line of credit. The Bank restructured the first mortgage loan to defer the payment of interest and late charges. As a result of the restructuring of the first mortgage loan, both loans are considered troubled debt restructurings. Both loans were performing in accordance with their terms, or restructured terms in the case of the first mortgage loan, at June 30, 2014.

The only consumer loans offered by the Bank are loans to depositors, secured by savings. At June 30, 2014, consumer loans approximated $9,000, or less than 0.01% of the total loan portfolio.

Madison’s lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by the board of directors and management. Loans of up to $400,000 must be approved by any two members of the Loan Committee, which consists of the Chief Executive Officer, the Senior Executive Vice President and three Vice Presidents. The Executive Committee, which consists of the Chief Executive Officer, the Senior Executive Vice President, the Chief Financial Officer, the Senior Vice President and one independent director, has authority to approve loans in amounts over $400,000 and up to $600,000. All loans in excess of $600,000 must be approved by the full Board of Directors prior to a commitment being made.

Exhibit II-4 displays the Bank’s net loan activity for the years ended December 31, 2012 and 2013 and for the six month periods ended June 30, 2013 and 2014. Total loan originations amounted to $24.5 million and $13.2 million in fiscal 2012 and 2013, respectively. For the six

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month periods ended June 30, 2013 and 2014 loan originations approximated $5.5 million and $1.4 million, respectively.

Exhibit II-5 presents a summary of the Bank’s investment portfolio as of December 31, 2013 and 2013 and as of June 30, 2014. At June 30, 2014, the Bank’s investment securities available for sale amounted to $605,000 and consisted of mortgage-backed securities issued by Freddie Mac or Fannie Mae. As of June 30, 2014, the Bank’s held-to-maturity portfolio which is carried at amortized cost, totaled $14.6 million and was comprised of bonds issued by Freddie Mac, Ginnie Mae or the Federal Farm Credit Bureau and mortgage-backed securities issued by Freddie Mac or Fannie Mae or guaranteed by Ginnie Mae.

Madison’s primary investment objectives are: (i) to provide and maintain liquidity, (ii) to fully employ the available funds of the Bank; (iii) to earn an average rate of return on invested funds competitive with comparable institutions; (iv) to manage interest rate risk; and (v) to limit risk. The board of directors has the overall responsibility for the investment portfolio, including approval of the investment policy. The President and Chief Financial Officer are responsible for the implementation of the investment policy and monitoring of investment performance. The board of directors reviews the status of the investment portfolio on a monthly basis.

At June 30, 2014, the Bank had significant liquidity, with cash and cash equivalents and deposits at other financial institutions approximating $7.7 million or 5.5% of total assets.

The Bank also has an investment in ground rents. Ground rents represent the value of long-term leases with respect to land the Bank owns underlying residential properties. Ground leases amounted to $702,000, $717,000 and $741,000 at June 30, 2014 and at December 31,

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2013 and 2012, respectively. Madison intends to let the portfolio of ground leases run off over time as the homeowners redeem leases.

Madison also invests in bank-owned life insurance to provide the Bank with a funding source for benefit plan obligations. Bank-owned life insurance also generally provides non-interest income that is non-taxable. Federal regulations generally limit the investment in bank-owned life insurance to 25% of our Tier 1 capital plus the allowance for loan losses at the time of investment. This investment is accounted for using the cash surrender value method and is recorded at the amount that can be realized under the insurance policies at the balance sheet date. At June 30, 2014, December 31, 2013 and December 31, 2012, the aggregate cash surrender value of these policies was $799,000, $797,000 and $964,000, respectively. Bank-owned life insurance decreased during the year ended December 31, 2013 following the death of a director emeritus and the payout of the death benefit under his policy.

Liability Composition

Deposits are the Bank’s major external source of funds for lending and other investment purposes. Exhibit II-6 presents a summary of the Bank’s deposit composition as of December 31, 2012 and 2013 and as of June 30, 2014. Total deposits amounted to $103.9 million or 73.7% of total assets and 85.0% of total liabilities at June 30, 2014. Deposits decreased by $3.7 million or 3.4% from December 31, 2013 to June 30, 2014.

Madison generates deposits primarily from individuals within its market area and supplements its market-based deposits through its participation in QwikRate deposit program, a direct deposit listing service, and the Bank’s internet website. Of the approximate $103.9 million of total deposits, approximately $7.5 million or 7.2% of total deposits comprise QwikRate certificates of deposit. The Bank relies on competitive pricing and customer service

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to attract and retain deposits. The Bank offers a variety of deposit accounts with a range of interest rates and terms. The Bank’s current deposit account offerings consist of commercial and personal checking accounts, statement savings accounts, money market accounts, and certificates of deposit. The Bank periodically reviews and establishes interest rates, maturity terms, service fees, and withdrawal penalties for its deposit accounts. Deposit rates and terms are based primarily on current operating strategies, market interest rates, liquidity requirements, interest rates paid by competitors, and deposit growth goals.

Certificates of deposit are the largest deposit category at Madison and accounted for $64.8 million or 62.4% of total deposits at June 30, 2014 and had a weighted average cost of 1.17% at June 30, 2014. Approximately 40.5% or $26.3 million of the certificate portfolio had remaining maturities of one year or less and had a weighted average cost of 0.38%. The remaining $38.5 million of certificate accounts had a weighted average rate of 1.71% and a weighted average remaining maturity of 23 months. Until some of the maturing longer-term certificates reprice to market rates, the Bank will remain challenged to lower its cost of funds. The Bank has managed to maintain a stable concentration of savings accounts, which equaled $16.1 million or 15.5% of total deposits at June 30, 2014, a slight decrease from $16.5 million or 15.3% of total deposits at December 31, 2013. Interest-bearing NOW accounts amounted to $7.3 million or 7.0% of total deposits as of June 30, 2014 and have increased from $6.7 million or 6.2% of deposits at December 31, 2013. Madison had a limited amount of non-interest bearing accounts approximating $800,000 or less than 1.0% of total deposits at June 30, 2014. As of June 30, 2014, the weighted average costs of interest-bearing demand, savings, money market and certificate accounts were 0.19%, 0.11%, 0.21% and 1.17%, respectively. The weighted average cost of total deposits was 0.79% at June 30, 2014.

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The Bank’s deposit flow is influenced by general economic conditions, changes in money market rates, prevailing interest rates, and competition. The Bank’s deposits are obtained predominantly from the surrounding market area where its main office and branches are located including Baltimore County and Harford County. Historically, the Bank has relied primarily on customer service and longstanding relationships with customers to attract and retain these deposits; however, market interest rates and rates offered by competing financial institutions significantly affect its ability to attract and retain deposits. The deposit mix and deposit pricing are generally reviewed weekly. The deposit pricing strategy has typically been to offer competitive rates on all types of deposit products, and to periodically offer special rates in order to attract deposits of a specific type or term.

Borrowed Funds

Historically, the Bank has utilized borrowings from the FHLB as a supplemental source to fund assets. As of June 30, 2014, Madison had outstanding advances totaling $17.8 million. All of the advances had fixed rates of interest and the weighted average cost at June 30, 2014 was 2.92%. Approximately $12.0 million of the $17.5 million of FHLB advances reach maturity in 25 to 40 months and these borrowings have a weighted average cost in excess of 4.0%. As with the higher costing certificates of deposit, until some of the longer-term advances roll off or reprice to market rates, the Bank will remain challenged to lower its cost of funds. The Bank had unused borrowing capacity of approximately $11 million with the FHLB of Atlanta as of June 30, 2014. In addition, the Bank maintains a $2.5 million line of credit with another bank and had no amounts outstanding under this line of credit at June 30, 2014.

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Equity Capital

The Bank has historically maintained solid capital levels. Madison’s equity capital decreased from $19.4 million at December 31, 2012 to $18.5 million at December 31, 2013 as a result of operating losses driven by increased loan loss provisions. Over the same time period, the Bank’s ratio of total equity to total assets improved from 12.59% to 12.79% as the Bank decreased in asset size. As of June 30, 2014, equity capital stabilized at $18.6 million and due to further balance sheet contraction, total equity as a percent of total assets increased to 13.21%. The Bank’s capital levels remain above minimum regulatory requirements to be deemed “well capitalized”. The Bank’s regulatory capital ratios of Tier 1 leverage capital, Tier 1 risk-based capital, and total risk-based capital were 12.99%, 22.17%, and 23.43%, respectively, as of June 30, 2014.

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Income and Expense Trends

Table 3 displays the main components of the Bank’s earnings performance over the fiscal years ended December 31, 2012 and 2013 and for the six month periods ended June 30, 2013 and 2014. Table 4 displays the Bank’s principal income and expense ratios as a percent of average assets for the same periods. Table 5 displays the Bank’s weighted average yields on interest-earning assets and weighted average costs of interest-bearing liabilities for recent periods.

Historical Overview

Over the past few years, Madison has reported net losses, primarily resulting from low interest spreads driven by a high cost of funds and losses related to asset quality (elevated loan loss provisions and REO sales). The Bank’s net interest margin has remained low, as a large portion of Madison’s liability funding related to higher costing long-term certificates of deposit and FHLB advances. Further, the Bank’s net interest margin has been restrained due to a high level of non-performing assets. The Bank recorded a net loss of $161,000 in fiscal 2012, representing a return on average assets (“ROA”) of negative 0.11% and a return on average equity (“ROE”) of negative 0.82%. Net losses for the year ended December 31, 2013 increased to $926,000, representing a ROA of negative 0.62% and a negative ROE of 4.81%, primarily due to loan loss and ground rent provisions approximating $904,000 and provisions for losses on REO approximating $528,000. For the six months ended June 30, 2014, Madison recorded earnings of $95,000 resulting in an ROA and ROE of 0.13% and 1.03%, respectively. For the six month period ended June 30, 2014, the Bank recorded limited provisions for loan losses and ground rents and losses on REO.

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Table 3

Income Statement Summary

For the Years Ended December 31, 2012 and 2013

And Six Months Ended June 30, 2013 and 2014

(Dollars in Thousands)

	For the Six Months Ended		For the Year Ended
	June 30,		December 31,
	2014	2013	2013	2012
Summary Income Statement:
Total interest income	$2,612	$2,800	$5,400	$5,881
Total interest expense	681	798	1,523	1,819
Net interest income	1,931	2,003	3,877	4,062
Provision for loan losses	1	12	904	381
Net interest income after provision	1,930	1,991	2,973	3,681
Total non-interest income	182	118	206	149
Total non-interest expense	1,957	2,044	4,605	4,130
Income (loss) before income taxes	155	65	(1,426)	(300)
Income tax expense (benefit)	60	25	(500)	(139)
Net income (loss)	$95	$40	$(926)	$(161)

 Source: Madison Bank of Maryland, financial statements.

Table 4

Income Statement Ratios

For the Years Ended December 31, 2012 and 2013

And Six Months Ended June 30, 2013 and 2014

(Percent of Average Assets)

	For the Six Months Ended		For the Year Ended
	June 30,		December 31,
	2014	2013	2013	2012
Summary Income Statement:
Total interest income	3.66%	3.68%	3.61%	3.89%
Total interest expense	0.95%	1.05%	1.02%	1.20%
Net interest income	2.71%	2.63%	2.59%	2.69%
Provision for loan losses	0.00%	0.02%	0.60%	0.25%
Net interest income after provision for loan losses	2.70%	2.62%	1.99%	2.44%
Total non-interest income	0.26%	0.16%	0.14%	0.10%
Total non-interest expense	2.74%	2.69%	3.08%	2.73%
Income (loss) before income taxes	0.22%	0.09%	-0.95%	-0.20%
Income tax expense (benefit)	0.08%	0.03%	-0.33%	-0.09%
Net income (loss)	0.13%	0.05%	-0.62%	-0.11%

Source: Madison Bank of Maryland; Feldman Financial.

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Six Months Ended June 30, 2013 and 2014

Madison recorded net income of $95,000 for the six months ended June 30, 2014 as compared to $40,000 for the six months ended June 30, 2013. Net income for the six months ended June 30, 2014 included a pre-tax gain on sale of foreclosed real estate approximating $133,000.

Net interest income decreased from $2.0 million for the six months ended June 30, 2013 to $1.9 million for the six months ended June 30, 2014. As a percentage of average assets, net interest income improved from 2.63% to 2.71% over the same time period. While the net interest margin increased from 2.83% for the six months ended June 30, 2013 to 2.89% for the six months ended June 30, 2014, a decrease in net average earning assets led to lower net interest income. The yield on average earning assets decreased by four basis points while the cost of interest-bearing liabilities decreased by 12 basis points over the six month periods measured.

As shown in Table 5, the weighted average yield on interest-earning assets declined slightly from 3.95% in the six months ended June 30, 2013 to 3.91% in the 2014 period. The weighted average yield of the loan portfolio decreased from 4.24% in the 2013 period to 4.11% for the six month period in 2014. The cost of interest-bearing liabilities decreased from 1.22% in the six month period of 2013 to 1.10% in 2014. As a result, the Bank’s net interest spread improved by six basis points from 2.74% in the 2013 six month period to 2.80% in the 2014 period due to lower funding costs.

The Bank’s provision for loan losses and ground rents decreased from $12,000 ($4,000 provision for loan losses and $8,000 provision for losses on ground rents) for the six months ended June 30, 2013 to $1,000 ($12,000 provision for losses on ground rents offset by a $11,000 reversal of allowance for loan losses) for the six months ended June 30, 2014. At June 30, 2014,

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the allowance for loan losses was $1.6 million or 1.46% of the total loan portfolio, compared to $1.6 million, or 1.33% of the total loan portfolio, at June 30, 2013.

Non-interest income was $182,000 for the six months ended June 30, 2014 as compared to $118,000 for the six months ended June 30, 2013. The increase was primarily attributable to the aforementioned $133,000 gain on sale of other real estate owned during the six month period ended June 30, 2014. Such gains were somewhat offset by an approximate $45,000 decrease in income from bank owned life insurance.

The Bank’s total non-interest expense decreased by $87,000 and approximated $2.0 million for the six months ended June 30, 2014. Compensation and benefits decreased almost $100,000 for the six month period ended June 30, 2014 as compared to the 2013 period as the Bank achieved expense reductions from the aforementioned branch closings. Occupancy expenses, professional fees, data processing, FDIC premiums and advertising experienced little change over the periods reviewed. Other non-interest expenses decreased $9,000 over the same period.

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Table 5

Yield and Cost Summary

For the Years Ended December 31, 2012 to 2013 and Six Month Periods Ended June 30, 2013 and 2014

	For the Six Months Ended June 30,						For the Year Ended December 31,
	2014			2013			2013			2012
		Interest			Interest			Interest			Interest
	Average	and	Yield/	Average	and	Yield/	Average	and	Yield/	Average	and	Yield/
	Balance	Dividends	Cost	Balance	Dividends	Cost	Balance	Dividends	Cost	Balance	Dividends	Cost
Assets:
Interest-earning assets:
Interest-bearing deposits in other banks	$4,518	21	0.94%	$8,575	30	0.71%	$7,524	54	0.72%	$6,831	57	0.83%
Loans receivable, net of unearned fees	112,480	2,312	4.11%	119,178	2,526	4.24%	117,828	4,833	4.10%	119,343	5,260	4.41%
Investment securities available for sale	543	10	3.61%	577	11	3.85%	536	20	3.71%	924	36	3.88%
Investment securities held to maturity	14,549	229	3.14%	11,837	201	3.40%	13,132	434	3.30%	12,887	472	3.67%
Other interest income	1,654	40	4.92%	1,473	32	4.28%	1,569	59	3.76%	1,558	56	3.58%
Total interest-earning assets	133,743	2,612	3.91%	141,640	2,800	3.95%	140,589	5,400	3.84%	141,543	5,881	4.15%
Noninterest-earning assets	9,568			10,225			9,741			10,366
Total assets	$143,310			$151,865			$150,330			$151,910

Liabilities and Equity:
Interest-bearing liabilities:
Time deposits	$67,342	391	1.16%	$76,827	497	1.29%	$73,800	928	1.26%	$74,773	1,189	1.59%
NOW and money markets	21,993	23	0.21%	23,724	31	0.26%	23,612	56	0.24%	24,698	77	0.31%
Savings	16,277	8	0.10%	18,431	18	0.20%	17,846	28	0.16%	19,405	46	0.23%
Other interest-bearing liabilities	17,750	259	2.92%	12,000	251	4.18%	14,375	511	3.56%	12,125	507	4.19%
Total interest-bearing liabilities	123,362	681	1.10%	130,981	797	1.22%	129,633	1,523	1.17%	131,001	1,819	1.39%
Noninterest- bearing deposits	765			870			904			711
Other noninterest-bearing liabilities	607			567			541			600
Total liabilities	124,734			132,419			131,079			132,312
Total equity	18,576			19,446			19,251			19,598
Total liabilities and equity	$143,310			$151,865			$150,330			$151,910
Net interest income/interest rate spread(1)		1,931	2.80%		2,003	2.74%		3,877	2.67%		4,062	2.77%
Net interest margin(2)			2.89%			2.83%			2.76%			2.87%
Total interest-earning assets to interest bearing liabilities			108.42%			108.14%			108.45%			108.05%

(1)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.

(2)	Net interest margin represents income before the provision for loan losses divided by average interest-earning assets.

Source: Madison Bank of Maryland, preliminary prospectus.

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Years Ended December 31, 2012 and 2013

Madison recorded a net loss of $926,000 for the year ended December 31, 2013 and a net loss of $161,000 for the year ended December 31, 2012. The increased net loss for the year ended December 31, 2013 was driven by an increase in loan loss and ground rent provisions from $381,000 in fiscal 2012 to $904,000 in fiscal 2013 and an increase in loss provisions on REO from $45,000 in fiscal 2012 to $528,000 in fiscal 2013.

Net interest income continued to suffer from the low interest rate environment during the year ended December 31, 2013. Net interest income decreased by $185,000, or 4.6%, from $4.1 million for the year ended December 31, 2012 to $3.9 million for the year ended December 31, 2013. The decrease in net interest income is primarily attributable to a 10 basis point decrease in the interest rate spread from 2.77% for the year ended December 31, 2012 to 2.67% for the year ended December 31, 2013, as the Bank was unable to fully take advantage of decreasing market interest rates to reduce its cost of funds. Madison continues to be saddled with longer-term certificates of deposit and FHLB advances carrying high interest rates which cannot reset to current market rates in the near term.

As shown in Table 5, the weighted average yield on interest-earning assets declined from 4.15% in fiscal 2012 to 3.84% in fiscal 2013, a decrease of 31 basis points. The weighted average yield of the loan portfolio decreased from 4.41% to 4.10% over this time period. The cost of interest-bearing liabilities decreased from 1.39% in fiscal 2012 to 1.17% in fiscal 2013, a decrease of 22 basis points. As a result, the Bank’s net interest spread declined by 10 basis points from 2.77% in fiscal 2012 to 2.67% in fiscal 2013 and the net interest margin contracted from 2.87% to 2.76%.

The Bank’s provision for loan losses and ground rents increased from $381,000 ($376,000 provision for loan losses and $5,000 provision for losses on ground rents) for the year

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ended December 31, 2012 to $904,000 ($884,000 provision for loan losses and $20,000 provision for losses on ground rents) for the year ended December 31, 2013, as the Bank provided for losses related to a large borrowing relationship and revised its allowance for loan losses policy and methodology. At December 31, 2013, the allowance for loan losses was $1.8 million, or 1.55% of the total loan portfolio, compared to $1.6 million, or 1.34% of the total loan portfolio, at December 31, 2012.

Non-interest income was $206,000 for the year ended December 31, 2013, as compared to $149,000 for the year ended December 31, 2012. Non-interest income for the year ended December 31, 2012 included losses on the sale of other real estate owned and disposal of equipment totaling $18,000 and $14,000, respectively, while non-interest income for fiscal 2013 included gains on sale of other real estate owned approximating $13,000 and immaterial losses on the disposal of equipment. Increased non-interest income in fiscal 2013 was also driven by a $36,000 increase in non-interest income related to its bank owned life insurance.

The Bank’s total non-interest expense increased by $475,000, or 11.5%, from $4.1 million for the year ended December 31, 2012 to $4.6 million for the year ended December 31, 2013. The increase was largely the result of the aforementioned increase in provisions for losses on other real estate owned from $45,000 in fiscal 2012 to $528,000 in fiscal 2013. Salaries and benefits increased approximately $74,000 from fiscal 2013 to fiscal 2013. These increases in non-interest expense were offset slightly by an almost $100,000 decrease in advertising and marketing expenses as the Bank elected to reduce advertising for deposits in light of weak loan demand.

Due to Madison’s pre-tax losses, the Bank recorded an income tax benefit of $500,000 during the year ended December 31, 2013 as compared to the benefit of $139,000 in fiscal 2012. At December 31, 2013, the Bank had net operating loss carryforwards totaling approximately

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$1.4 which begin to expire in 2033 and capital loss carryforwards of approximately $107,000 for which a 100% valuation allowance has been established. As of December 31, 2013, Madison had a net deferred tax asset approximating $1.4 million.

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Interest Rate Risk Management

The Bank seeks to reduce its earnings vulnerability to changes in market interest rates by managing the mismatch between asset and liability maturities and interest rates. Management actively monitors and manages the Bank’s interest rate risk exposure. The principal objective of the Bank’s interest rate risk management function is to evaluate the interest rate risk embedded in certain balance sheet accounts, determine the level of risk appropriate given the Bank’s business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with guidelines approved by the Board of Directors. The Bank strives to maintain an acceptable balance between maximizing net interest spread potential and limiting its exposure to changes in interest rates.

Because the net present value of the majority of the Bank’s assets and liabilities are sensitive to changes in interest rates, the most significant form of market risk is interest rate risk. The Bank is vulnerable to an increase in interest rates to the extent that its interest-bearing liabilities mature or reprice more quickly than its interest-earning assets. Interest rate risk management is administered by the Bank’s Asset/Liability Management Committee, which includes management selected by the board of directors. The Bank utilizes the services of an independent third party interest rate risk professional firm to prepare its risk analytics. These interest rate risk reports are reviewed on a quarterly basis by the Board.

As previously indicated, the Bank historically has emphasized the origination of fixed-rate mortgage loans in its portfolio in order to maximize net interest income and control credit risk. Over the past several years, the Bank has sought to shorten the average term of the loan portfolio by emphasizing the origination of residential fixed-rate loans with seven- to 15-year

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terms. The Bank assumes increased exposure to interest rate fluctuations as a result of its investment longer-term fixed-rate loans. In a period of rising interest rates, the Bank’s net interest rate spread and net interest income may be negatively affected. In an offset to this risk, in prior years the Bank sought to lengthen the maturities of some of its certificates of deposit and FHLB advances. In addition, this transition is expected to be aided somewhat by the net proceeds from the offering which will support the future growth of interest-earning assets.

The Bank measures its interest rate sensitivity based on a model of economic value of equity (“EVE”) and earnings at risk (“EaR”). EVE reflects the simulated equity of the Bank as obtained by estimating the economic present value of its assets, liabilities, and off-balance sheet items under different interest rate scenarios. EaR reflects the estimated impact on projected net interest income under different interest rate scenarios. Table 6 summarizes the interest rate sensitivity of the Bank’s EVE as of June 30, 2014, assuming instantaneous and sustained parallel shifts in the U.S. Treasury yield curve of 100 to 400 basis points upward or downward in various increments. Because of the current level of interest rates, the only downward rate scenario measured is downward 10 basis points.

As shown in Table 6, the Bank’s EVE would be negatively impacted by an increase in interest rates and positively impacted from a decrease in interest rates from current levels. As rates rise, the market value of fixed-rate assets declines due to both the rate increases and slowing prepayments.

Table 6 indicates that the Bank’s EVE was $17.4 million or 12.78% of the present value of portfolio assets as of June 30, 2014. Based upon the assumptions utilized, an immediate 200 basis point increase in market interest rates would result in a $7.0 million decrease in the Bank’s

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EVE and would result in a decrease of 435 basis points in the EVE ratio to 8.43%. An immediate 100 basis point increase in market interest rates would result in a $3.5 million decrease in the Bank’s EVE and a 209 basis point decrease in the EVE ratio to 10.69%. Alternatively, an immediate 10 basis point decrease in market interest rates would result in a $1.8 million increase in the Bank’s EVE and a 111 basis point increase in the EVE ratio to 13.89%. The Bank’s interest rate risk is heightened by its large concentration of fixed-rate residential mortgages.

Similar to the EVE analysis, net interest income was projected to decline in a rising rate environment. Over a one-year forecast from June 2014 to June 2015, net interest income was projected to decrease by 11.0% assuming a 400 basis point increase in rates, decrease by 5.0% assuming a 200 basis point increase and decrease by 2.4% given a 100 basis point rate increase.

Table 6

Interest Rate Risk Analysis

Net Portfolio Value

As of June 30, 2014

(Dollars in Thousands)

Change in Interest Rates(1) (basis points)	Estimated NPV(2)	Change from Base (000s)	Change from Base (%)	NPV Ratio(3)	Basis Point Change in NPV Ratio
+ 400 b.p.	$3,186	$(14,212)	(82)%	2.87%	(991) b.p.
+ 300 b.p.	6,782	(10,526)	(61)%	5.79%	(699) b.p.
+ 200 b.p.	10,339	(7,059)	(40)%	8.43%	(435) b.p.
+ 100 b.p.	13,857	(3,541)	(20)%	10.69%	(209) b.p.
0 b.p.	17,398	—	—	12.78%	—
- 10 b.p.	19,200	1,802	10%	13.89%	111 b.p.

(1)	Assumes instantaneous and sustained parallel shifts in interest rates.
(2)	NPV is the discounted present value of expected cash flows from assets, liabilities, and off-balance sheet contracts.
(3)	NPV divided by the present value of assets.

Source: Madison Bank of Maryland, preliminary prospectus.

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Asset Quality

Table 7 summarizes the Bank’s total non-performing assets (“NPAs”) as of December 31, 2013 and 2014 and June 30, 2014. Although the dollar amount of non-performing assets has reduced since year-end 2012, the Bank’s ratio of non-performing assets (including performing troubled debt restructurings) to total assets increased from 7.27% at December 31, 2013 to 8.05% at June 30, 2014 but is lower than the 8.58% ratio recorded at December 31, 2012. Inclusive of the Bank’s performing troubled debt restructurings, the Bank’s ratio of non-performing loans to total loans decreased from 9.91% at December 31, 2012 to 9.58% at June 30, 2014.

The bulk of Madison’s problem assets reside in four relationships comprised of a strip shopping center in Carroll County, Maryland, a church in Baltimore City, housing lots on the Eastern Shore of Maryland and a relationship consisting of seven residential mortgage loans totaling $929,000 secured by six single-family investment properties located in Baltimore City. Generally, these relationships produce rental or other cash flow to meet debt service requirements. Declining appraisal values have continued to impact the value of the collateral. During the six month period ended June 30, 2014, non-performing loans decreased dramatically from $7.5 million to $5.0 million, however performing troubled debt restructurings increased from $2.4 million to $5.6 million. These changes are largely due to the movement of one large loan relationship (the Eastern Shore land loans) moving from non-accrual status as of December 31, 2013 to accruing troubled debt restructuring as of June 30, 2014.

Table 8 provides information on the Bank’s allowance for loan losses. In 2014, Madison engaged the services of an independent third party loan review firm to provide, on an annual basis, a review of the Bank’s adequacy of the allowance for loan losses.

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Table 7

Non-performing Assets Summary

As of December 31, 2012 and 2013

And June 30, 2014

(Dollars in Thousands)

	June 30,	December 31,
	2014	2013	2012
Non-accrual loans
Residential real estate and consumer	$2,195	$3,042	$6,367
Non-residential real estate	2,522	1,635	1,514
Construction and land	275	2,807	3,171
Total non-performing loans	4,992	7,484	11,052
Accruing loans past due 90 days or more	57	0	0
Troubled debt restructurings (performing)	5,629	2,441	942
Total non-performing loans	10,678	9,925	11,995
Ground rents	144	131	110
Real estate owned	518	452	1,140
Total non-performing assets	$11,340	$10,508	$13,245
Total non-performing loans to gross loans	9.58%	8.58%	9.91%
Total non-performing loans to total assets	7.58%	6.86%	7.77%
Total non-performing assets to total assets	8.05%	7.27%	8.58%

Source: Madison Bank of Maryland, preliminary prospectus.

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Table 8

Allowance for Loan Loss Summary

As of or For the Years Ended December 31, 2012 and 2013

And Six Months Ended June 30, 2013 and 2014

(Dollars in Thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012

Balance at beginning of period:	$1,790	$1,624	$1,624	$2,407
Provision for loan losses	(11)	4	884	376

Loans charged-off:
Residential, home equity and consumer	(70)	(20)	(663)	(673)
Commercial real estate	0	0	0	0
Construction and land development	(87)	(34)	(103)	(488)
Total charge-offs	(157)	(54)	(766)	(1,161)

Recoveries:	1	0	48	2
Net (charge-offs) recoveries	(156)	(54)	(718)	(1,159)
Balance at end of period	$1,623	$1,574	$1,790	$1,624

Allowance for loan losses to total loans	1.46%	1.33%	1.55%	1.34%
Allowance for loan losses to total non-performing loans	15.28%	14.80%	18.04%	13.54%
Net charge-offs to average loans outstanding	0.14%	0.05%	0.61%	0.97%

Source: Madison Bank of Maryland, preliminary prospectus.

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Feldman Financial Advisors, Inc.

Subsidiary Activity

The bank has two wholly owned subsidiaries, Rock Spring, LLC and Mutual, LLC. Rock Spring, LLC was formed in 1998 and holds the title to the 1920 Rock Spring Road headquarters location and Mutual, LLC was formed in 2011 to hold REO property. At June 30, 2014, Mutual, LLC owned five properties with a book value of $519,000.

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Feldman Financial Advisors, Inc.

Office Facilities

The Bank currently conducts its business from its main office and branch in Forest Hill, Maryland and two full-service branches. The headquarters and main office location are at 1920 Rock Spring Road in Forest Hill, Maryland. This location is owned by the Bank and had a net book value approximating $3.2 million at June 30, 2014. The facility also includes a drive-thru lane and an ATM, night depository and safe deposit boxes. The headquarters location was opened in 1999.

In addition to the headquarters location, the Bank’s has one other location in Harford County, Maryland located at 501 S. Stepney Road in Aberdeen, Maryland. This location is also owned by the Bank and had a net book value at June 30, 2014 approximating $0.6 million. The facility also includes a drive-thru lane, night depository and safe deposit boxes. The branch was opened in 1998.

Madison has a leased branch facility located in the Perry Hall section of Baltimore at 8639 Belair Road in Baltimore, Maryland. This branch was opened in October 2012 and has a lease that expires in 2022.

Previously, the Bank operated branches in the Rosedale and Essex areas of Baltimore and a branch in Baltimore City. The Bank closed the Rosedale branch in Baltimore County on September 26, 2012, the Hamilton branch in Baltimore City on February 28, 2013, and the Essex branch in Baltimore County on November 15, 2013. Exhibit II-7 sets forth the net book value of the land, building and leasehold improvements, and certain other information with respect to the Bank’s premises and equipment as of June 30, 2014.

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Feldman Financial Advisors, Inc.

Market Area

Overview of Market Area

Madison primarily serves communities located in Baltimore and Harford Counties in Maryland from its two offices in Harford County and one location in Perry Hall in Baltimore County. In addition, the Bank has loans and deposits in Baltimore City and to a limited extent other counties within the Baltimore-Columbia-Towson Metropolitan Statistical Area (“Baltimore MSA”) which comprises the seven counties of Baltimore City and Baltimore, Carroll, Howard, Harford, Anne Arundel, and Queen Anne’s Counties.

The economy of the Baltimore MSA constitutes a diverse cross section of employment sectors, with a mix of services, manufacturing, wholesale/retail trade, federal and local government, health care facilities and finance related employment. The largest employers in the Baltimore MSA include the University System of Maryland, John Hopkins University, John Hopkins Hospital and Health System, U.S. Social Security Administration, Fort Meade, and Aberdeen Proving Ground. The unemployment rates for Maryland and the Baltimore MSA were 6.5% and 6.9%, respectively, in July 2014 (up from 5.7% and 6.0%, respectively, as of May 2014), above the declining national unemployment rate of 6.2%. Over the past several years, the unemployment rates for Maryland, the Baltimore MSA and Baltimore County have remained more stable that that of the United States with the highest level of unemployment reported in Baltimore County at 7.2% in 2012 as compared to the highest national unemployment rate of 8.5% in 2011. While much improved in 2014 but higher than the national unemployment rate, Harford County exhibited unemployment data worse than the state and national averages through December 2013, with rates varying from 9.8% in December 2012 to 8.5% in December 2013 and now, as of July 2014 are more reflective of state and national averages at 6.5%.

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Feldman Financial Advisors, Inc.

The estimated population of the Baltimore MSA in 2014 was 2.8 million, reflecting an increase of 2.6% since 2010 and an estimated five-year growth rate of 3.5% through 2019. Baltimore and Harford Counties exhibited similar population trends since 2010 and are expected to show similar growth through 2019. The Baltimore County population increased 2.5% since 2010 while the Harford County population increased 2.6% over the same period. The national population growth since 2010 was slightly higher than the population growth rate of the Baltimore MSA and two counties at 2.7%. The population growth for the state of Maryland approximated 3.1% since 2010.

Estimated median household income in 2014 was $69,295 for the Baltimore MSA, above the national median of $51,579 but below the median of $73,169 for the state of Maryland. Baltimore and Harford Counties had median household incomes of $65,574 and $83,169, respectively. Projected median household income growth is expected to exceed 9.0% in the Baltimore MSA over the next five years as compared to the national expectation of 4.6%. Harford County’s median household income is projected to increase by 13.8% and Baltimore County is projected to have lower growth of 7.1% as compared to household income growth in the state of Maryland of 10.1%.

As noted earlier, the Baltimore MSA consists of the following counties: Baltimore City, Baltimore County, Anne Arundel County, Carroll County, Harford County, Howard County, and Queen Anne’s County. The Baltimore MSA is the 20th most populous metropolitan area in the United States, and together with Washington, DC and Northern Virginia, constitutes the fourth largest combined statistical area in the United States. Located adjacent to major transportation corridors and the Washington, DC MSA, the Baltimore MSA provides a diversified economic base. In addition, the Bank’s market area demonstrates relatively strong population growth trends resulting from the shift to suburban markets for job opportunities and exhibits above

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Feldman Financial Advisors, Inc.

average wealth in terms of income levels. The Baltimore MSA is home to several Fortune 1000 companies including, W.R. Grace (chemicals), Black & Decker (industrial and farm equipment), T. Rowe Price (investments), and McCormick & Company (consumer foods).

Table 9 presents comparative demographic data for the United States, the state of Maryland, the Baltimore MSA, Baltimore County, and Harford County. The state of Maryland had an estimated population in 2014 approaching 6.0 million. Approximately 47% of the state’s residents, or 2.8 million, resided in the Baltimore MSA and Baltimore County accounted for approximately 30% of the population of the Baltimore MSA. Harford County population represented approximately 9.0% of the population of the Baltimore MSA.

Compared to national demographic trends, the Baltimore MSA reflects a similar age diversification as the nation but a wealthier cross-section of residents. The median age of residents in the Baltimore MSA was 38.6 years, as compared to the United States median age of 37.7 and the median age for the state of Maryland of 38.5. Per capita income for the Baltimore MSA was estimated at $36,270 in 2014 as compared to the national average of $27,721. Per capita net income was projected to increase approximately 11.0% in the Baltimore MSA over the next five years as compared to projected national growth of 5.4%. Approximately 33.0% of the households in the Baltimore MSA had median incomes in excess of $100,000 as compared to 21.3% of national households. Almost 40.0% of the households in Harford County had median incomes in excess of $100,000.

The growth in the number of owner occupied housing units in the Baltimore MSA, is expected to somewhat track the national growth rate of 3.5% over the next five years. Owner occupied housing growth expectations are projected at 3.8% for the state of Maryland, 3.7% for the Baltimore MSA, 3.0% for Baltimore County and 3.9% for Harford County.

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Feldman Financial Advisors, Inc.

Table 9

Selected Demographic Data

	United	State of	Baltimore	Baltimore	Harford
	States	Maryland	MSA	County	County

Total Population
2014 - Current	317,199,353	5,951,843	2,780,365	824,916	251,224
2019 - Projected	328,309,464	6,184,122	2,877,423	852,901	260,304
% Change 2010-14	2.74%	3.09%	2.58%	2.47%	2.61%
% Change 2014-19	3.50%	3.90%	3.49%	3.39%	3.61%

Age Distribution, 2014
0 - 14 Age Group	19.28%	18.67%	18.38%	17.71%	18.70%
15 -34 Age Group	27.27%	26.85%	27.13%	26.81%	25.07%
35 -54 Age Group	26.58%	27.82%	27.38%	26.31%	28.32%
55 - 69 Age Group	17.33%	17.71%	17.88%	18.35%	18.73%
70+ Age Group	9.54%	8.95%	9.23%	10.81%	9.17%
Median Age [years]	37.7	38.5	38.6	39.5	40.0

Total Households
2014 - Current	120,163,305	2,220,791	1,066,538	323,882	92,960
2019 - Projected	124,622,756	2,307,608	1,105,402	334,567	96,663
% Change 2010-14	2.95%	2.99%	2.67%	2.26%	3.04%
% Change 2014-19	3.71%	3.91%	3.64%	3.30%	3.98%

Household Income (Median)
2014 - Current	$51,579	$73,169	$69,295	$65,574	$83,169
2019 - Projected	$53,943	$80,549	$75,699	$70,232	$94,601
% Change 2014-19	4.58%	10.09%	9.24%	7.10%	13.75%

[percentage grouping]
$0 -$24,999	24.44%	15.73%	17.78%	16.73%	12.84%
$25,000 - $49,999	24.42%	18.17%	18.77%	21.20%	15.83%
$50,000 - $99,999	29.83%	30.64%	30.46%	33.27%	31.46%
$100,000 - $199,999	16.84%	26.49%	24.98%	22.48%	31.25%
$200,000 and greater	4.46%	8.97%	8.02%	6.31%	8.62%

Per Capita Income (Median)
2014 - Current	$27,721	$37,320	$36,270	$34,507	$37,842
2019 - Projected	$29,220	$41,232	$40,267	$37,430	$43,686
% Change 2014-19	5.41%	10.48%	11.02%	8.47%	15.44%

Owner-Occupied Housing Units
2014 - Current	78,072,259	1,497,631	710,305	215,592	73,907
2019 - Projected	80,821,466	1,554,668	736,252	222,068	76,774
% Change 2010-14	2.75%	2.88%	2.69%	1.90%	2.89%
% Change 2014-19	3.52%	3.81%	3.65%	3.00%	3.88%

Unemployment Rates
July 2014	6.2%	6.5%	6.9%	6.7%	6.5%
December 2013	6.7%	5.7%	5.9%	5.9%	8.5%
December 2012	7.8%	6.7%	6.9%	7.2%	9.8%
December 2011	8.5%	6.5%	7.0%	6.9%	9.3%

Source: SNL Financial; Nielsen; U.S. Bureau of Labor Statistics

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Feldman Financial Advisors, Inc.

Market Share Analysis

Table 10 displays branch deposit data for the top 25 financial institutions in the Baltimore MSA as of June 30, 2013 (with deposit data adjusted for completed and pending mergers). Reflecting its small size, the Bank ranked 39th in the Baltimore MSA out of 64 financial institutions with total deposits of $117.8 million as of June 30, 2013 and a market share of 0.18%. Previously, the Bank ranked 40th in the Baltimore MSA with total deposits of $121.0 million as of June 30, 2012. The top five financial institutions (Bank of America, M&T Bank, PNC Bank, Wells Fargo, and BB&T) held $47.1 billion or 74% of the deposit market in the Baltimore MSA.

Table 11 provides residential mortgage market share data for the top 25 residential lenders in the Baltimore MSA as ranked by loans funded in calendar 2012 (the most recent data available). Large lenders such as Wells Fargo, Quicken Loans, Bank of America, JPMorgan Chase, and PNC ranked among the leading residential lenders in the local market area. Madison ranked 139th with a market share of 0.09% based on total residential mortgage loans funded of $22.9 million in 2012. Previously, the Bank ranked 165th with a market share of 0.06% based on total residential mortgage loans funded of $10.0 million in 2011. Total residential mortgage originations in the Baltimore MSA increased 39.9% from $18.1 billion in 2011 to $25.4 billion in 2012. The average residential mortgage loan funded in the Baltimore MSA was approximately $260,000 in 2012 versus $251,000 in 2011.

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Feldman Financial Advisors, Inc.

Table 10

Deposit Market Share in the Baltimore MSA

Data as of June 30, 2012 and 2013

Adjusted for Pending and Completed Mergers

2013 Rank	2012 Rank	Institution (ST)	Type	2013 Number of Branches	2013 Total Deposits in Market ($000)	2013 Total Market Share (%)	2012 Total Deposits in Market ($000)	2012 Total Market Share (%)
1	1	Bank of America Corp. (NC)	Bank	89	16,078,490	25.18	15,836,195	24.90
2	2	M&T Bank Corp. (NY)	Bank	102	14,292,887	22.38	14,823,019	23.30
3	3	PNC Financial Services Group (PA)	Bank	99	6,789,660	10.63	6,659,451	10.47
4	4	Wells Fargo & Co. (CA)	Bank	59	6,049,235	9.47	5,913,121	9.30
5	5	BB&T Corp. (NC)	Bank	60	3,909,353	6.12	3,612,709	5.68
6	6	SunTrust Banks Inc. (GA)	Bank	48	2,094,589	3.28	2,084,077	3.28
7	7	Susquehanna Bancshares Inc. (PA)	Bank	23	1,258,598	1.97	1,188,991	1.87
8	8	RKJS Inc. (First Mariner) (MD)	Bank	18	1,109,454	1.74	1,030,695	1.62
9	10	Capital One Financial Corp. (VA)	Bank	26	976,432	1.53	931,446	1.46
10	9	F.N.B. Corp. (PA)	Bank	27	965,219	1.51	963,000	1.51
11	11	Fulton Financial Corp. (PA)	Bank	16	782,375	1.23	769,630	1.21
12	12	Sandy Spring Bancorp Inc. (MD)	Bank	12	657,303	1.03	687,975	1.08
13	14	Rosedale FS&LA (MD)	Savings Bank	9	616,686	0.97	641,770	1.01
14	13	Severn Bancorp Inc. (MD)	Thrift	4	589,772	0.92	649,882	1.02
15	15	Bay Bancorp Inc. (MD)	Bank	15	525,190	0.82	542,874	0.85
16	17	Arundel FSB (MD)	Savings Bank	7	410,906	0.64	426,883	0.67
17	20	Howard Bancorp Inc. (MD)	Bank	9	397,573	0.62	343,433	0.54
18	18	MVB Financial Corp (WV)	Bank	3	397,244	0.62	407,976	0.64
19	16	Eastern SB FSB (MD)	Savings Bank	5	393,787	0.62	484,916	0.76
20	19	Queenstown Bancorp of MD Inc. (MD)	Bank HC	6	352,581	0.55	353,778	0.56
21	25	Citigroup Inc. (NY)	Bank	3	348,561	0.55	259,688	0.41
22	21	Glen Burnie Bancorp (MD)	Bank	8	328,261	0.51	322,424	0.51
23	22	Hopkins Bancorp Inc. (MD)	Bank HC	2	276,470	0.43	305,416	0.48
24	23	Hamilton Bancorp Inc (MD)	Thrift	5	264,434	0.41	278,825	0.44
25	24	Northwest Bancshares, Inc. (PA)	Thrift	4	261,184	0.41	275,514	0.43
39	40	Madison Bank of Maryland (MD)	Savings Bank	3	117,849	0.18	121,004	0.19
		Total For Institutions In Market		776	63,858,385		63,606,751

Source: SNL Financial

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Feldman Financial Advisors, Inc.

Table 11

Residential Mortgage Lending Market Share in the Baltimore MSA

Data for 2011 and 2012

2012 Rank	2011 Rank	Company	Type	2012 Funded Loans ($000)	2012 Funded Loans (actual)	2012 Market Share (%)	2011 Funded Loans ($000)	2011 Funded Loans (actual)	2011 Market Share (%)
1	1	Wells Fargo Bank NA (SD)	Comm'l Bank	3,184,236	12,844	12.55	2,471,336	10,521	13.63
2	10	Quicken Loans Inc. (MI)	Mortgage Bank	956,204	3,723	3.77	461,737	1,781	2.55
3	3	SunTrust Mortgage Inc. (VA)	Mortgage Bank	919,229	2,930	3.62	790,650	2,576	4.36
4	8	First Home Mortgage Corp. (MD)	Mortgage Bank	909,594	3,417	3.58	486,178	2,039	2.68
5	2	Bank of America NA (NC)	Comm'l Bank	901,473	3,466	3.55	940,539	3,964	5.19
6	4	JPMorgan Chase Bank NA (OH)	Comm'l Bank	835,169	4,406	3.29	738,206	3,660	4.07
7	9	First Mariner Bank (MD)	Comm'l Bank	694,866	2,560	2.74	473,513	1,786	2.61
8	7	Branch Banking & Trust Co. (NC)	Comm'l Bank	666,884	2,918	2.63	521,875	2,530	2.88
9	11	Prosperity Home Mortgage (VA)	NA	505,348	2,053	1.99	403,891	1,734	2.23
10	6	PNC Bank NA (DE)	Comm'l Bank	482,786	2,028	1.90	536,283	1,806	2.96
11	18	Manufacturers & Traders Tr Co. (NY)	Comm'l Bank	469,862	1,727	1.85	230,311	1,338	1.27
12	12	Flagstar Bank FSB (MI)	Savings Bank	461,157	1,734	1.82	286,265	1,082	1.58
13	14	State Employees CU of MD Inc (MD)	Credit Union	398,810	1,992	1.57	244,589	1,383	1.35
14	43	Citibank NA (SD)	Comm'l Bank	371,931	1,742	1.47	92,320	406	0.51
15	22	Navy FCU (VA)	Credit Union	365,568	1,413	1.44	189,773	828	1.05
16	24	Carrollton Bank (MD)	Bank	333,066	1,499	1.31	173,155	871	0.95
17	17	USAA FSB (TX)	Savings Bank	306,367	1,058	1.21	233,313	854	1.29
18	15	Tower FCU (MD)	Credit Union	290,516	1,286	1.14	243,207	1,112	1.34
19	26	Susquehanna Bank (PA)	Comm'l Bank	279,079	587	1.10	144,105	327	0.79
20	19	NVR Mortgage Finance Inc. (VA)	Mortgage Bank	269,840	843	1.06	228,963	726	1.26
21	20	PHH Home Loans LLC (NJ)	Mortgage Bank	269,108	963	1.06	202,058	728	1.11
22	35	Embrace Home Loans Inc. (RI)	Mortgage Bank	265,243	968	1.05	105,246	402	0.58
23	16	Ally Bank (UT)	Comm'l Bank	263,242	1,137	1.04	240,845	953	1.33
24	29	Monarch Bank (VA)	Comm'l Bank	259,127	872	1.02	122,120	462	0.67
25	25	Primary Residential Mrtg Inc (UT)	Mortgage Bank	252,822	1,074	1.00	168,294	718	0.93
139	165	Madison Bank of Maryland (MD)	Savings Bank	22,872	126	0.09	10,046	52	0.06
		Total For Institutions In Market		25,378,141	97,467		18,134,226	72,118

Source: SNL Financial

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Feldman Financial Advisors, Inc.

Summary Outlook

Madison reported operating losses for fiscal 2012 and 2013. However, for the most recent six month period ended June 30, 2014, the Bank recorded slightly positive net income primarily due to gains on sale of real estate held for sale. Madison’s annual losses were largely driven by charges related to asset quality problems and low net interest margins. The Bank continues to be burdened by long-term FHLB advances and certificates of deposit at above market rates and a portfolio of fixed-rate mortgages constraining its ability to improve its net interest margin. While the Bank has negative operating earnings, the reinvestment of Conversion proceeds should provide Madison increased opportunity for future profitability.

The Bank has a recent history of asset quality concerns and has addressed the issue by increasing loan loss provisions. It appears that asset quality issues have stabilized which should provide Madison the opportunity to focus on working out the non-performing assets and generating new assets to improve its profitability potential. As stated previously, Madison engaged the services of an independent third party loan review firm to provide, on an annual basis, a review of the Bank’s adequacy of the allowance for loan losses.

The Bank’s earnings will continue to be dependent on interest rate movements, asset quality, and operating expenses. The Bank’s net interest margin is sensitive to interest rate risk exposure because of the high concentration of fixed-rate loans in its portfolio and higher costing long-term interest-bearing liabilities. With limited opportunity to improve the net interest margin and as the Bank establishes new benefit plans in connection with the Conversion, operating expenses will become an important challenge to manage in achieving steady profitability at the Bank.

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Feldman Financial Advisors, Inc.

II. COMPARISONS WITH PUBLICLY TRADED THRIFTS

General Overview

The comparative market approach provides a sound basis for determining estimates of going-concern valuations where a regular and active market exists for the stocks of peer institutions. The comparative market approach was utilized in determining the estimated pro forma market value of the Bank because: (i) reliable market and financial data are readily available for comparable institutions; (ii) the comparative market method is required by the applicable regulatory guidelines; and (iii) other alternative valuation methods (such as income capitalization, liquidation analysis, or discounted cash flow) are unlikely to produce a valuation relevant to the future trading patterns of the related equity interest. The generally employed valuation method in initial public offerings, where possible, is the comparative market approach, which also can be relied upon to determine pro forma market value in a thrift stock conversion.

The comparative market approach derives valuation benchmarks from the trading patterns of selected peer institutions which, due to certain factors such as financial performance and operating strategies, enable the appraiser to estimate the potential value of the subject institution in a stock conversion offering. The pricing and trading history of recent initial public offerings of thrifts are also examined to provide evidence of the “new issue discount” that must be considered. In Chapter II, our valuation analysis focuses on the selection and comparison of the Bank with a comparable group of publicly traded thrift institutions (the “Comparative Group”). Chapter III will detail any additional discounts or premiums that we believe are appropriate to the Bank’s pro forma market value.

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Feldman Financial Advisors, Inc.

Selection Criteria

Selected market price and financial performance data for all public thrifts listed on major stock exchanges are shown in Exhibit III. The list of 94 financial institutions excludes companies that are subject to being acquired under a pending transaction and companies that have a majority ownership interest controlled by a mutual holding company (“MHC”). Several criteria, discussed below, were used to select the individual members of the Comparative Group from the overall universe of the 94 aforementioned publicly traded thrifts.

•	Operating characteristics – An institution’s operating characteristics are the most important factors because they affect investors’ expected rates of return on a company’s stock under various business/economic scenarios, and they influence the market’s general perception of the quality and attractiveness of a given company. Operating characteristics, which may vary in importance during the business cycle, include financial variables such as profitability, balance sheet growth, capitalization, asset quality, and other factors such as lines of business and management strategies.

•	Degree of marketability and liquidity – Marketability of a stock reflects the relative ease and promptness with which a security may be sold when desired, at a representative current price, without material concession in price merely because of the necessity of sale. Marketability also connotes the existence of buying interest as well as selling interest and is usually indicated by trading volumes and the spread between the bid and asked price for a security. Liquidity of the stock issue refers to the organized market exchange process whereby the security can be converted into cash. We attempted to limit our selection to companies that have access to a regular trading market or price quotations, and therefore only considered companies listed on major stock exchanges. We eliminated from the Comparative Group companies with market prices that were materially influenced by announced acquisitions or other unusual circumstances. However, the expectation of continued industry consolidation is currently embedded in thrift equity valuations.

•	Geographic Location – The region of the country where a company operates is also of importance in selecting the comparative group. The operating environment for thrift institutions varies from region to region with respect to business and economic environments, real estate market conditions, speculative takeover activity, and investment climates. Economic and investor climates can also vary greatly within a region, particularly due to takeover activity.

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Feldman Financial Advisors, Inc.

The operations of the Bank fit the general profile of a small traditional thrift institution, concentrating primarily on residential mortgage lending in its local market and relying significantly on retail certificates of deposit as a funding source. Although the Bank has diversified its loan portfolio to a limited extent through the prior origination of non-residential real estate and construction and land loans, one- to four-family residential loans remain the core product in the Bank’s loan portfolio. Madison intends to place continued emphasis in the future on residential lending.

In determining the Comparative Group composition, we focused on the Bank’s asset size, earnings fundamentals, and capitalization. Attempting to concentrate on the Bank’s performance characteristics and to develop a meaningful number of comparables for valuation purposes, we expanded the geographic criterion for comparable thrifts beyond the Mid-Atlantic region to generate a meaningful number of comparables. Initially, we performed a search of thrifts headquartered in Mid-Atlantic states having total assets less than $500 million, tangible equity ratios in excess of 10.0% and returns on average equity approximating 3.5% or less. This initial search produced four thrifts. We then expanded the geographic region to include Northeastern and Midwestern states, which added an additional four companies and subsequently widened the search area to a national basis which added two additional thrifts. Specifically, we applied the following selection criteria:

•	Publicly traded thrift – stock-form thrift whose shares are traded on the New York or NYSE-MKT stock exchanges or listed on the NASDAQ market.

•	Non-acquisition target – company is not subject to a pending acquisition.

•	Excludes mutual holding companies –majority ownership not held by an MHC.

•	Seasoned trading issue – company completed its initial public offering (“IPO”) over one year ago.

•	Profitability – company has reported a last twelve months (“LTM”) return on average equity approximating 3.5% or less.

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Feldman Financial Advisors, Inc.

•	Capitalization –tangible equity to assets ratio greater than or equal to 10.0%.

•	Asset size – total assets of less than $500 million.

•	Geographic presence – preference for companies based in the Mid-Atlantic region of the country, but criterion considered secondary to above criteria.

As a result of applying the stated criteria, the screening process produced a reliable representation of public thrifts. A general operating summary of the ten companies included in the Comparative Group is presented in Table 12. All of the selected companies are traded on the NASDAQ market. The Comparative Group ranged in asset size from $219.8 million at First Federal of Northern Michigan, Inc. to $429.5 million at Poage Bankshares, Inc. One Comparative Group company, Hamilton Bancorp, Inc., is headquartered in Towson, Maryland within the Baltimore MSA and has similarly reported negative earnings since its mutual to stock conversion in 2012. The median asset size of the Comparative Group was $305.4 million, larger than Madison’s total assets of $140.9 million at June 30, 2014.

Four of the comparables are located in Mid-Atlantic states (Hamilton Bancorp in Maryland, and Alliance Bancorp, Polonia Bancorp and WVS Financial in Pennsylvania). Three comparables are based in Midwestern states (First Federal of Northern Michigan and Wolverine Bancorp in Michigan and Poage Bankshares in Kentucky), and of the three remaining institutions, one each are headquartered in Louisiana, Massachusetts, and the state of Washington.

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Feldman Financial Advisors, Inc.

In comparison to recent performance trends of the aggregate public thrift industry, the Comparative Group companies generally exhibited lower profitability returns and higher capital levels. While some differences inevitably may exist between the Bank and the individual companies, we believe that the chosen Comparative Group on the whole provides a meaningful basis of financial comparison for valuation purposes.

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Feldman Financial Advisors, Inc.

Table 12

Comparative Group Operating Summary

As of June 30, 2014

					Total	Total Equity/
			No. of	IPO	Assets	Assets
Company	City	State	Offices	Date	($mil.)	(%)

Madison Bank of Maryland	Forest Hill	MD	3	NA	$140.9	13.21

Comparative Group
Alliance Bancorp, Inc.	Broomall	PA	8	01/18/11	425.3	15.42
Anchor Bancorp	Lacey	WA	11	01/26/11	389.1	13.79
First Federal of Northern MI	Alpena	MI	9	04/05/05	219.8	10.99
Georgetown Bancorp, Inc.	Georgetown	MA	3	07/12/12	264.6	11.23
Hamilton Bancorp, Inc.	Towson	MD	5	10/10/12	300.8	19.87
Poage Bankshares, Inc.	Ashland	KY	9	09/13/11	429.5	15.43
Polonia Bancorp, Inc.	Huntington Valley	PA	5	11/13/12	299.3	13.15
State Investors Bancorp, Inc.	Metarie	LA	4	07/07/11	269.7	15.31
Wolverine Bancorp, Inc.	Midland	MI	4	01/20/11	337.8	18.02
WVS Financial Corp.	Pittsburgh	PA	6	11/29/93	309.9	10.26

Source: Madison Bank of Maryland; SNL Financial.

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Recent Financial Comparisons

Table 13 summarizes certain key financial comparisons between the Bank and the Comparative Group. Tables 14 through 19 contain the detailed financial comparisons of the Bank with the individual Comparative Group companies based on measures of profitability, income and expense components, yield-cost structure, capital levels, balance sheet composition, asset quality, and growth rates. Financial data for the Bank and the Comparative Group were utilized for the period as of for the twelve months ending June 30, 2014.

The Bank’s LTM ROA was negative 0.60%, reflecting a profitability measure significantly below the Comparative Group average of positive 0.17% and below the median of positive 0.22%. The Bank’s lower earnings position was primarily attributable to its higher level of loan loss provisioning, weaker net interest margin and lower non-interest income levels resulting in a higher efficiency ratio. All ten members of the Comparative Group reported LTM ROA results above that of the Bank. The Bank’s LTM ROE was negative 4.62% and was positioned below the Comparative Group average of positive 1.29% and below the median LTM ROE of positive 1.61%.

Based on core earnings as adjusted for non-recurring income and expense items, the Bank’s core profitability ratios were not materially different than its LTM earnings results. The Bank’s core ROA of negative 0.42% was below the Comparative Group average of positive 0.20% and below the median of positive 0.31%.

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Table 13

Key Financial Comparisons

Madison Bank of Maryland and the Comparative Group

As of or For the Last Twelve Months Ended June 30, 2014

		Comp.	Comp.
	Madison	Group	Group
	Bank	Average	Median

Profitability
LTM Return on Average Assets (ROA)	(0.60)%	0.17%	0.22%
LTM Return on Average Equity (ROE)	(4.62)	1.29	1.61
Core Return on Avg. Assets (Core ROA)	(0.42)	0.20	0.31
Core Return on Avg. Equity (Core ROE)	(3.25)	1.47	1.97

Income and Expense (% of avg. assets)
Total Interest Income	3.58	3.80	4.00
Total Interest Expense	0.96	0.71	0.59
Net Interest Income	2.61	3.09	3.35
Provision for Loan Losses	0.61	0.16	0.16
Other Operating Income	0.09	0.53	0.43
Net Gains and Non-recurring Income	0.09	0.01	0.00
General and Administrative Expense	2.74	3.17	3.22
Intangibles Amortization Expense	0.00	0.01	0.00
Non-recurring Expense	0.36	0.05	0.00
Pre-tax Core Earnings	(0.65)	0.29	0.50

Efficiency Ratio	111.35	85.43	82.65

Yield-Cost Data
Yield on Interest-earning Assets	3.85	4.02	4.17
Cost of Interest-bearing Liabilities	1.12	0.87	0.76
Net Interest Spread	2.73	3.15	3.35
Net Interest Margin	2.82	3.27	3.55

Asset Utilization (% of avg. total assets)
Avg. Interest-earning Assets	96.69	88.25	90.72
Avg. Interest-bearing Liabilities	88.99	73.32	76.85
Avg. Net Interest-earning Assets	7.70	14.93	14.33

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Feldman Financial Advisors, Inc.

Table 13 (continued)

Key Financial Comparisons

Madison Bank of Maryland and the Comparative Group

As of or For the Last Twelve Months Ended June 30, 2014

		Comp.	Comp.
	Madison	Group	Group
	Bank	Average	Median

Balance Sheet Composition (% of total assets)
Cash and Securities	16.30%	29.23%	23.59%
Loans Receivable, net	77.35	65.39	70.95
Real Estate	0.37	0.30	0.17
Intangible Assets	0.00	0.15	0.00
Other Assets	5.98	4.93	4.75
Total Deposits	73.74	69.91	71.95
Borrowed Funds	12.60	14.68	13.42
Other Liabilities	0.46	1.07	1.01
Total Equity	13.21	14.35	14.55

Loan Portfolio (% of total loans)
Residential Mortgage Loans	80.59	50.86	53.01
Other Real Estate Mortgage Loans	19.40	41.78	39.20
Non-mortgage Loans	0.01	7.36	7.38

Growth Rates
Total Assets	(6.00)	7.64	7.87
Total Loans, net	(6.01)	13.24	11.35
Total Deposits	(11.75)	9.99	2.39

Regulatory Capital Ratios
Tier 1 Leverage Ratio	12.99	13.04	13.98
Tier 1 Risk-based Capital	22.17	21.45	21.54
Total Risk-based Capital	23.43	22.44	22.69

Credit Risk Ratios
Non-performing Loans / Total Loans	9.58	2.07	1.78
Non-performing Assets / Total Assets	8.05	1.62	1.35
Reserves / Total Loans	1.46	1.19	1.02
Reserves / Non-performing Assets	14.31	66.37	40.68

Source: Madison Bank of Maryland; SNL Financial; Feldman Financial.

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As shown in Table 13, the Bank’s net interest margin of 2.82% was well below the Comparative Group average of 3.27% and median of 3.55%. The Bank’s net interest margin has been weakened by the Bank’s aforementioned higher costing long-term certificates of deposit and FHLB advances, high non-performing assets and comparatively lower capital levels than the Comparative Group. All of the Comparative Group members except three (Hamilton Bancorp, Polonia Bancorp and WVS Financial) posted net interest margins above 3.0%. Two Comparative Group members recorded interest income as a percent of average assets lower than that of Madison and three Comparative Group members recorded interest expense as a percentage of average assets above Madison.

The Bank’s yield on interest-earning assets was 3.85% for the LTM period, lower than the Comparative Group average of 4.02% and median of 4.17%. The Bank’s yield on interest-earning assets is restrained due to the high level of non-performing assets and concentration of fixed-rate mortgages. Only three of the members of the Comparative Group reported an earning asset yield at or below the Bank’s yield. Similarly, due to the Bank’s funding mix, the Bank’s cost of interest-bearing liabilities at 1.12% was higher than that of the Comparative Group average of 0.87% and median of 0.76%. As a result of a lower yield on earning assets and a higher cost of funds, the Bank’s net interest spread of 2.73% was lower than the Comparative Group average of 3.15% and median of 3.35%.

The Bank’s non-interest operating income totaled 0.09% of average assets, noticeably lagging behind the Comparative Group average of 0.53% and median of 0.43%. Similar to many other small financial institutions, the Bank has not developed a broad range of other banking-

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related services and products that are potential contributors to a larger stream of non-interest revenue. The Bank’s non-interest income ratio at 0.09% of average assets ranked last among the Comparative Group companies.

The Bank’s operating expense ratio at 2.74% of average assets was lower than that of the Comparative Group average of 3.17% and the median of 3.22%. The Bank expects that annual operating expenses will increase in the near term as a result of additional salary and employee stock benefit plans and other expenses associated with being a public company.

Over the past several years, the Bank has experienced asset quality issues leading to high provisions for loan losses. The Bank increased its provision significantly to $381,000 in the fiscal year ended December 31, 2012 and $904,000 in the fiscal year ended December 31, 2013 to augment its reserves and protect against future losses. The Bank’s provision measured 0.61% of average assets for the LTM ended June 30, 2014 and was well above the 0.16% average and median exhibited by the Comparative Group.

As reflected in Table 13, the balance sheet composition of the Bank reflected a lower level of cash and securities and a higher concentration in loans in relation to total assets in contrast to the Comparative Group. The Bank’s total loans amounted to 77.4% of assets as of June 30, 2014 versus the 65.4% average and 71.0% median of the Comparative Group. The Bank had no goodwill or other intangible assets on its balance sheet as of June 30, 2014. The Bank’s ratio of other assets to total assets measured 6.0%, above the 4.9% average and 4.8% median reported by the Comparative Group, primarily due to its level of deferred tax assets.

The Bank had $17.5 million of borrowings at June 30, 2014 or 12.6% of total assets. The Comparative Group utilized borrowings as supplemental funding and had an average and median borrowing level of 14.7% and 13.4%, respectively. The Bank’s deposit level at 73.7% of total

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assets was positioned slightly above the Comparative Group average of 69.9% and median of 72.0%. The Bank’s equity level before the Conversion was 13.21% relative to assets at June 30, 2014, which was below the Comparative Group average of 14.35% and the Comparative Group median of 14.55%. Included in the Comparative Group were two companies with high equity levels, ranging from 19.87% at Hamilton Bancorp and 18.02% at Wolverine Bancorp.

While Madison does have a portfolio of non-residential mortgages and construction and land loans, its loan mix by collateral type was not as varied as that of the Comparative Group. The Bank’s level of residential mortgage loans measured 80.6% of total loans based on regulatory financial data as of June 30, 2014, above the Comparative Group average and median of 50.9% and 53.0%, respectively. The Bank’s concentration of non-residential real estate mortgage loans measured 19.4% of total loans, compared to the Comparative Group average and median of 41.8% and 39.2%, respectively. The Bank’s concentration of non-mortgage loans at 0.01% of total loans also trailed the Comparative Group average and median of 7.4%.

The Bank’s recent emphasis on asset shrinkage is reflected in the comparative growth rates. The Bank’s asset growth rate measured negative 6.0% over the recent LTM period and as compared to the average growth of the Comparative Group of 7.6% and median of 7.9%. Three members of the Comparative Group experienced comparable or higher amounts of asset shrinkage than that of Madison. The Bank’s decreases of loans and deposits also were contrary to the Comparative Group’s corresponding growth rates.

The Bank’s 8.05% ratio of non-performing assets (inclusive of performing troubled debt restructurings) as a percent of total assets was significantly above the Comparative Group average of 1.62% and median of 1.35%. In addition to the Bank’s asset quality ratios being worse than the Comparative Group, its level of reserves as a percent of non-performing assets

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was lower. The Bank’s ratio of reserves to total loans was 1.46% versus the Comparative Group average of 1.19% and median of 1.02%. However, the Bank’s 14.3% ratio of reserves to non-performing assets was below the Comparative Group average of 66.4% and median of 40.7%.

In summary, as measured by ROA and ROE, the Bank’s recent earnings performance is inferior to the median attained by the Comparative Group. The Bank’s negative profitability is primarily the result of weak net interest margins as a result of high levels of non-performing assets, fixed-rate mortgages and heavy reliance on long-term high cost funding liabilities. The Bank’s net interest margin should become enhanced by the yield potential in its loan portfolio as it works through its problem assets and the additional capital from the Conversion, which affords additional interest-free funding. The Bank’s earnings outlook will depend largely on the Bank’s ability to improve and sustain satisfactory loan quality as it grows the portfolio and reinvests Conversion proceeds while controlling non-interest expenses.

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Table 14
General Operating Characteristics
As of June 30, 2014

										Tang.
							Total	Total	Total	Common
					No. of	IPO	Assets	Deposits	Equity	Equity
	City	State	Ticker	Exchange	Offices	Date	($000s)	($000s)	($000s)	($000s)

Madison Bank of Maryland	Forest Hill	MD	NA	NA	3	NA	140,921	103,916	18,609	18,609

Comparative Group
Alliance Bancorp, Inc. of Pennsylvania	Broomall	PA	ALLB	NASDAQ	8	01/18/11	425,276	351,323	65,569	65,569
Anchor Bancorp	Lacey	WA	ANCB	NASDAQ	11	01/26/11	389,128	311,034	53,675	53,675
First Federal of Northern Michigan Bancorp, Inc.	Alpena	MI	FFNM	NASDAQ	9	04/04/05	219,790	168,999	24,159	24,159
Georgetown Bancorp, Inc.	Georgetown	MA	GTWN	NASDAQ	3	07/12/12	264,576	180,464	29,700	29,700
Hamilton Bancorp, Inc.	Towson	MD	HBK	NASDAQ	5	10/10/12	300,764	238,755	59,768	56,941
Poage Bankshares, Inc.	Ashland	KY	PBSK	NASDAQ	9	09/13/11	429,526	325,079	66,257	63,761
Polonia Bancorp, Inc.	Huntingdon Valley	PA	PBCP	NASDAQ	5	11/13/12	299,266	196,246	39,362	39,362
State Investors Bancorp, Inc.	Metairie	LA	SIBC	NASDAQ	4	07/07/11	269,694	160,571	41,303	41,303
Wolverine Bancorp, Inc.	Midland	MI	WBKC	NASDAQ	4	01/20/11	337,761	221,235	60,856	60,856
WVS Financial Corp.	Pittsburgh	PA	WVFC	NASDAQ	6	11/29/93	309,940	141,859	31,788	31,788

Source: Madison Bank of Maryland; SNL Financial; Feldman Financial.

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Feldman Financial Advisors, Inc.

Table 15
General Financial Performance Ratios
As of or For the Last Twelve Months Ended June 30, 2014

			Total	Tang.	Net
	Total	Total	Equity/	Equity/	Interest	Effcy.	LTM	LTM	Core	Core
	Assets	Deposits	Assets	Assets	Margin	Ratio	ROA	ROE	ROA	ROE
	($000s)	($000s)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)

Madison Bank of Maryland	140,921	103,916	13.21	13.21	2.82	111.35	(0.60)	(4.62)	(0.42)	(3.25)

Comparative Group Average	324,572	229,557	14.35	14.22	3.27	85.43	0.17	1.29	0.20	1.47
Comparative Group Median	305,352	208,741	14.55	14.36	3.55	82.65	0.22	1.61	0.31	1.97

All Public Thrift Average	2,893,546	1,937,892	13.24	12.57	3.24	75.74	0.56	4.55	0.58	4.69
All Public Thrift Median	889,010	678,924	12.41	11.23	3.27	75.28	0.58	4.54	0.61	4.46

Comparative Group
Alliance Bancorp, Inc. of Pennsylvania	425,276	351,323	15.42	15.42	3.54	75.85	0.42	2.49	0.42	2.49
Anchor Bancorp	389,128	311,034	13.79	13.79	3.87	93.96	0.10	0.81	0.10	0.80
First Federal of Northern Michigan Bancorp, Inc.	219,790	168,999	10.99	10.99	3.61	91.26	0.14	1.30	0.19	1.69
Georgetown Bancorp, Inc.	264,576	180,464	11.23	11.23	3.83	79.20	0.40	3.52	0.40	3.52
Hamilton Bancorp, Inc.	300,764	238,755	19.87	19.11	2.86	102.48	(0.46)	(2.23)	(0.49)	(2.38)
Poage Bankshares, Inc.	429,526	325,079	15.43	14.93	3.73	84.59	0.10	0.54	0.36	2.02
Polonia Bancorp, Inc.	299,266	196,246	13.15	13.15	2.94	98.35	(0.07)	(0.53)	(0.07)	(0.53)
State Investors Bancorp, Inc.	269,694	160,571	15.31	15.31	3.29	80.71	0.31	1.91	0.31	1.91
Wolverine Bancorp, Inc.	337,761	221,235	18.02	18.02	3.56	74.56	0.45	2.24	0.45	2.24
WVS Financial Corp.	309,940	141,859	10.26	10.26	1.49	73.29	0.30	2.86	0.30	2.90

Source: Madison Bank of Maryland; SNL Financial; Feldman Financial.

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Table 16
Income and Expense Analysis
For the Last Twelve Months Ended June 30, 2014

	As a Percent of Average Assets
			Net	Other	Gains &	Loan	Gen. &	Amort.		Pretax
	Interest	Interest	Interest	Oper.	Non-rec.	Loss	Admin.	Of	Non-rec.	Core
	Income	Expense	Income	Income	Income	Prov.	Expense	Intang,	Expense	Earnings

Madison Bank of Maryland	3.58	0.96	2.61	0.09	0.09	0.61	2.74	0.00	0.36	(0.65)

Comparative Group Average	3.80	0.71	3.09	0.53	0.01	0.16	3.17	0.01	0.05	0.29
Comparative Group Median	4.00	0.59	3.35	0.43	0.00	0.16	3.22	0.00	0.00	0.50

All Public Thrift Average	3.66	0.65	3.03	0.91	0.04	0.12	3.06	0.01	0.06	0.74
All Public Thrift Median	3.61	0.61	3.05	0.55	0.01	0.07	2.93	0.00	0.00	0.60

Comparative Group
Alliance Bancorp, Inc. of Pennsylvania	3.89	0.53	3.37	0.18	0.00	0.20	2.69	0.00	0.00	0.66
Anchor Bancorp	4.39	0.91	3.48	1.01	0.00	0.00	4.39	0.00	(0.00)	0.10
First Federal of Northern Michigan Bancorp, Inc.	3.84	0.49	3.34	0.72	0.00	0.15	3.71	0.05	0.02	0.16
Georgetown Bancorp, Inc.	4.19	0.51	3.70	0.45	0.00	0.21	3.29	0.00	0.00	0.64
Hamilton Bancorp, Inc.	3.24	0.59	2.65	0.25	0.06	0.61	3.15	0.01	0.00	(0.87)
Poage Bankshares, Inc.	4.11	0.59	3.52	0.47	0.10	0.00	3.42	0.00	0.50	0.57
Polonia Bancorp, Inc.	3.82	1.02	2.80	1.58	0.00	0.17	4.30	0.00	0.00	(0.10)
State Investors Bancorp, Inc.	4.10	1.00	3.11	0.09	0.00	0.06	2.60	0.00	0.00	0.54
Wolverine Bancorp, Inc.	4.50	1.02	3.48	0.41	0.00	0.21	2.97	0.00	0.00	0.71
WVS Financial Corp.	1.90	0.44	1.46	0.18	(0.01)	(0.02)	1.20	0.00	0.00	0.46

Source: Madison Bank of Maryland; SNL Financial; Feldman Financial.

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Table 17
Yield-Cost Structure and Growth Rates
For the Last Twelve Months Ended June 30, 2014

	Avg.	Avg.	Avg. Net
	Int. Earn.	Int.-Bear.	Earning	Avg.	Yield on	Cost of	Net	Asset	Loan	Deposit
	Assets/	Liabs./	Assets/	Equity/	Int.-Earn.	Int-Bear.	Interest	Growth	Growth	Growth
	Assets *	Assets *	Assets *	Assets	Assets *	Liabs. *	Spread *	Rate	Rate	Rate

Madison Bank of Maryland	96.69	88.99	7.70	13.35	3.85	1.12	2.73	(6.00)	(6.01)	(11.75)

Comparative Group Average	88.25	73.32	14.93	14.45	4.02	0.87	3.15	7.64	13.24	9.99
Comparative Group Median	90.72	76.85	14.33	13.73	4.17	0.76	3.35	7.87	11.35	2.39

All Public Thrift Average	89.52	72.52	17.00	12.70	3.94	0.83	3.14	8.73	13.46	7.82
All Public Thrift Median	91.04	74.08	16.96	11.91	3.93	0.80	3.16	4.64	9.46	3.24

Comparative Group
Alliance Bancorp, Inc. of Pennsylvania	96.04	80.81	15.22	16.95	4.11	0.69	3.42	(4.78)	6.77	(2.00)
Anchor Bancorp	95.74	77.49	18.25	13.43	4.85	1.23	3.62	(13.94)	1.39	(5.34)
First Federal of Northern Michigan Bancorp, Inc.	89.50	76.06	13.44	10.69	4.23	0.63	3.60	2.33	(3.03)	4.74
Georgetown Bancorp, Inc.	91.95	76.31	15.64	11.00	4.40	0.66	3.74	14.92	18.28	19.71
Hamilton Bancorp, Inc.	89.35	76.49	12.86	20.92	3.68	0.83	2.85	(7.71)	(10.25)	(7.30)
Poage Bankshares, Inc.	56.61	37.59	19.02	13.95	3.78	0.24	3.54	43.28	72.07	44.77
Polonia Bancorp, Inc.	92.28	84.19	8.09	13.51	4.08	1.21	2.87	7.96	19.74	1.50
State Investors Bancorp, Inc.	88.26	77.21	11.05	15.47	4.51	1.24	3.27	8.90	15.93	3.27
Wolverine Bancorp, Inc.	88.73	63.55	25.18	18.23	4.58	1.45	3.13	17.63	17.25	39.57
WVS Financial Corp.	94.08	83.50	10.58	10.38	1.99	0.53	1.46	7.78	(5.73)	0.95

* Comparative Group ratios for thrift subsidiary

Source: Madison Bank of Maryland; SNL Financial; Feldman Financial.

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Table 18
Balance Sheet Composition
As of June 30, 2014

	As a Percent of Total Assets
	Cash &	Total	Real	Intang.	Other	Total	Borrowed	Other	Total	Total
	Securities	Loans	Estate	Assets	Assets	Deposits	Funds	Liabs.	Liabs.	Equity

Madison Bank of Maryland	16.30	77.35	0.37	0.00	5.98	73.74	12.60	0.46	86.79	13.21

Comparative Group Average	29.23	65.39	0.30	0.15	4.93	69.91	14.68	1.07	85.65	14.35
Comparative Group Median	23.59	70.95	0.17	0.00	4.75	71.95	13.42	1.01	85.45	14.55

All Public Thrift Average	25.17	68.71	0.35	0.69	5.07	72.75	12.36	1.66	86.76	13.24
All Public Thrift Median	22.68	71.07	0.19	0.02	6.04	74.28	11.48	1.83	87.59	12.41

Comparative Group
Alliance Bancorp, Inc. of Pennsylvania	22.93	71.07	0.58	0.00	5.42	82.61	0.42	1.55	84.58	15.42
Anchor Bancorp	17.60	72.35	1.30	0.00	8.75	79.93	4.50	1.78	86.21	13.79
First Federal of Northern Michigan Bancorp, Inc.	31.93	61.63	0.37	0.00	6.07	76.89	11.45	0.67	89.01	10.99
Georgetown Bancorp, Inc.	10.83	85.60	0.00	0.00	3.57	68.21	19.22	1.35	88.77	11.23
Hamilton Bancorp, Inc.	44.31	48.17	0.23	0.94	6.35	79.38	0.00	0.75	80.13	19.87
Poage Bankshares, Inc.	24.26	70.13	0.14	0.58	4.89	75.68	8.21	0.69	84.57	15.43
Polonia Bancorp, Inc.	24.40	70.83	0.17	0.00	4.60	65.58	19.71	1.56	86.85	13.15
State Investors Bancorp, Inc.	17.30	79.02	0.01	0.00	3.66	59.54	24.22	0.93	84.69	15.31
Wolverine Bancorp, Inc.	12.30	85.51	0.18	0.00	2.01	65.50	15.40	1.09	81.98	18.02
WVS Financial Corp.	86.40	9.59	0.00	0.00	4.01	45.77	43.66	0.31	89.74	10.26

Source: Madison Bank of Maryland; SNL Financial; Feldman Financial.

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Feldman Financial Advisors, Inc.

Table 19
Regulatory Capital, Credit Risk, and Loan Composition
As of or For the Last Twelve Months Ended June 30, 2014

	Tier 1	Tier 1	Total						Other
	Leverage	Risk-	Risk-		Total			Resid.	Real Est.	Non-mtg.
	Capital	based	based	NPLs/	NPAs/	Resrvs./	Resrvs./	Mtgs./	Mtgs./	Loans/
	Ratio *	Capital *	Capital *	Loans	Assets	NPAs	Loans	Loans *	Loans *	Loans *

Madison Bank of Maryland	12.99	22.17	23.43	9.58	8.05	14.31	1.46	80.59	19.40	0.01

Comparative Group Average	13.04	21.45	22.44	2.07	1.62	66.37	1.19	50.86	41.78	7.36
Comparative Group Median	13.98	21.54	22.69	1.78	1.35	40.68	1.02	53.01	39.20	7.38

All Public Thrift Average	11.93	18.85	20.10	2.65	2.14	64.41	1.28	40.71	35.78	23.51
All Public Thrift Median	11.26	17.13	18.30	2.02	1.64	48.50	1.21	40.65	36.18	23.17

Comparative Group
Alliance Bancorp, Inc. of Pennsylvania	13.95	21.44	22.70	2.00	2.02	51.96	1.46	39.96	55.22	4.82
Anchor Bancorp	14.00	16.77	18.02	4.83	4.85	24.49	1.62	22.02	69.58	8.40
First Federal of Northern Michigan Bancorp, Inc.	10.48	17.13	18.24	1.59	1.36	49.82	1.09	46.30	42.23	11.47
Georgetown Bancorp, Inc.	9.93	13.52	14.64	0.43	0.37	219.84	0.95	51.85	40.76	7.39
Hamilton Bancorp, Inc.	15.10	26.85	28.10	3.57	1.96	34.64	1.39	54.17	33.14	12.69
Poage Bankshares, Inc.	14.74	23.80	24.47	1.27	1.03	39.56	0.58	60.41	25.33	14.26
Polonia Bancorp, Inc.	11.35	21.63	22.51	1.65	1.34	34.35	0.65	90.25	8.28	1.47
State Investors Bancorp, Inc.	14.43	24.03	24.85	1.45	1.17	41.80	0.61	62.57	36.48	0.95
Wolverine Bancorp, Inc.	16.72	21.39	22.67	1.92	1.87	128.70	2.73	26.05	69.13	4.82
WVS Financial Corp.	9.71	27.95	28.20	2.03	0.20	38.55	0.78	55.00	37.64	7.36

* Comparative Group ratios for thrift subsidiary

Source: Madison Bank of Maryland; SNL Financial; Feldman Financial.

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III. MARKET VALUE ADJUSTMENTS

General Overview

This concluding chapter of the Appraisal identifies certain additional adjustments to the Bank’s estimated pro forma market value relative to the Comparative Group selected in Chapter II. The adjustments discussed in this chapter are made from the viewpoints of potential investors, which would include depositors holding subscription rights and unrelated parties who may purchase stock in a community offering. It is assumed that these potential investors are aware of all relevant and necessary facts as they would pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investments.

Our appraised value is predicated on a continuation of the current operating environment for the Bank and thrift institutions in general. Changes in the Bank’s operating performance along with changes in the local and national economy, the stock market, interest rates, the regulatory environment, and other external factors may occur from time to time, often with great unpredictability, which could impact materially the pro forma market value of the Bank or thrift stocks in general. Therefore, the Valuation Range provided herein is subject to a more current re-evaluation prior to the actual completion of the Conversion.

In addition to the comparative operating fundamentals discussed in Chapter II, it is important to address additional market value adjustments based on certain financial and other criteria, which include, among other factors:

(1)	Earnings Prospects
(2)	Financial Condition
(3)	Market Area
(4)	Management
(5)	Dividend Policy
(6)	Liquidity of the Issue

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(7)	Subscription Interest
(8)	Recent Acquisition Activity
(9)	Effect of Government Regulations and Regulatory Reform
(10)	Stock Market Conditions

Earnings Prospects

Earnings prospects are dependent upon the sensitivity of asset yields and liability costs to changes in market interest rates, the credit quality of assets, the stability of non-interest components of income and expense, and the ability to leverage the balance sheet. Each of the foregoing is an important factor for investors in assessing earnings prospects. The Bank has experienced negative core profitability in recent years due primarily to its poor asset quality, liability funding mix and concentration in fixed-rate mortgage products. Due to the liability sensitivity of the balance sheet, should rates begin to rise, the Bank is highly exposed to losses in net interest income and equity value.

Although we selected a Comparative Group of companies producing low net income, the Bank’s reported net losses and lack of core profitability were significantly worse than the performance of the Comparative Group for the recent LTM period. The Bank’s materially lower net interest margin than the Comparative Group was worsened by substantially higher loan loss provisions, somewhat offset by lower operating expense ratios. The Bank has begun to improve its asset quality and operating expenses. Following the Conversion, the Bank’s primary objective will be to continue to focus on improving asset quality as it seeks to leverage the capital proceeds received from the stock offering.

However, after the Conversion, the Bank’s operating expenses are anticipated to increase. The stock-based employee benefit plans that are expected to be implemented will bring further expense charges. In addition, following the offering, non-interest expenses will increase as a

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result of the financial accounting, legal and various other expenses usually associated with operating as a public company and complying with public company disclosure obligations.

The Bank’s large concentration of fixed-rate residential mortgage loans heightens its exposure to interest rate risk and due to the long-term nature of certain FHLB advances and certificates of deposit, improvement in funding costs is limited. The Bank’s increased capital position following the Conversion will help to buttress its net interest margin across changing interest rate and business cycles and provide additional leverage capacity to grow and diversify the balance sheet. Considering the Bank’s current earnings fundamentals and recent operating results relative to the Comparative Group, we believe that a downward adjustment is warranted to the Bank’s pro forma market value for future earnings prospects relative to the Comparative Group.

Financial Condition

As discussed and summarized in Chapter I, the Bank’s overall loan composition reflects a large concentration of fixed-rate residential mortgage loans and a concentration in funding in high-cost, long-term liabilities. The Bank’s balance sheet is further complicated by the high level of non-performing assets.

The Bank’s overall balance sheet structure is not dissimilar to that of a typical community bank and reflects a concentration of loans funded by deposits. The Bank’s deposits primarily consist of certificate accounts, which have remained fairly constant over the past two years, approximating 62% of total deposits at June 30, 2014. However, almost 60% of the certificates of deposit have maturities in excess of one year and have high rates of interest as compared to current market rates. Before the infusion of net capital proceeds, the Bank’s equity ratio at 13.21% of assets was below the equity ratio levels posted by the Comparative Group.

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The Bank has a noticeably higher level of non-performing assets than exhibited by the Comparative Group and maintained a higher level of loan loss reserves in relation to total loans. However, reserves as a percent of total non-performing assets were materially worse than those ratios posted by the Comparative Group. We believe that the current asset quality position of the Bank is inferior to that of the Comparative Group and its asset mix and funding structure put it at a competitive disadvantage to the Comparative Group. On a pro forma basis after the Conversion, the Bank’s capitalization ratios should improve and become higher than the Comparative Group median. We believe that negative factors associated with Madison’s asset quality metrics and balance sheet structure outweigh the positive factor of high post-conversion capitalization ratios and, based on these considerations, we believe a downward adjustment is warranted for financial condition relative to the Comparative Group.

Market Area

The members of the Comparative Group were primarily drawn from the Mid-Atlantic, Central, and Northeastern regions of the country. The selection criteria parameters produced one public thrift (Hamilton Bancorp) operating in the Bank’s home market area and three additional public thrifts operating in the Mid-Atlantic region (Alliance Bancorp, Polonia Bancorp and WVS Financial from Pennsylvania). The market areas encompassing the Comparative Group companies include metropolitan areas such as Baltimore, Maryland, Pittsburgh and Philadelphia, Pennsylvania and Boston, Massachusetts, along with smaller metropolitan and micropolitan areas. The Comparative Group companies are characterized by a cross-section of market areas that encompass smaller to mid-sized metropolitan areas with relatively stable economies and moderate population growth prospects, not dissimilar to that experienced by the Bank’s market area. Recently, however, according to statistics published by the Labor Department, the state of

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Maryland suffered the second most job losses in the country and saw its unemployment rate jump from 6.2% in June 2014 to 6.5% in July 2014. The Baltimore MSA unemployment rate increased from 6.5% to 6.9% over this same time period. However, while recognizing these recent unemployment trends in Madison’s market area, we believe that no adjustment is warranted for market area.

Management

Management’s principal challenges are to generate profitable results, monitor credit risks, and control operating costs while the Bank competes in an increasingly challenging financial services environment. The normal challenges facing the Bank in attempting to deliver earnings growth and enhance its competitiveness remain paramount as it attempts to leverage the stock offering proceeds. While the Bank’s President has been involved with the Bank for a number of years, she has been in her recent position as an executive officer for approximately 18 months. Similarly, the other senior officers, with the exception of the Chief Operating Officer who was the former president, are relatively new to their respective positions. Each member of the management team has tenured experience in banking, however the management team has significant challenges ahead in improving asset quality and financial performance. Investors will likely rely upon actual financial results as the means of evaluating the future performance of management as the Bank pursues its growth objectives. Based on these considerations, we no adjustment is warranted relative to the Comparative Group for this factor.

Dividend Policy

Following the offering, the board of directors initially does not intend to pay cash dividends. In the future, the board of directors may declare and pay regular cash dividends

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and/or periodic special cash dividends in addition to, or in lieu of, regular cash dividends. In determining whether to declare or pay any dividends, whether regular or special, the board of directors will take into account the Bank’s financial condition and results of operations, tax considerations, capital requirements, industry standards, and economic conditions. The board will also consider the regulatory restrictions that affect the payment of dividends by Madison. No assurances are given by the Bank that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods.

Of the ten members of the Comparative Group, five currently pay cash dividends with a median dividend yield approximating 1.4% as of September 2, 2014. The All Public Thrift median dividend yield as of the same date was of 1.7%. Relative to the Comparative Group, we have concluded that no adjustment was warranted for purposes of dividend policy.

Liquidity of the Issue

With the increased number of market makers and institutional investors following thrift stocks, the overwhelming majority of thrift stock conversions are able to develop a public market for their new stock issues. Most publicly traded thrift stocks continue to be traded on the NASDAQ Global Market. All ten members of the Comparative Group are listed on the NASDAQ Global Market.

In conjunction with the Conversion, the Bank will not apply to have its common stock listed for quotation on the NASDAQ Global Market. Instead, Madison expects that its common stock will be quoted on the Over-the-Counter Bulletin Board (“OTCBB”) following completion of the Conversion. The OTCBB is an electronic quotation system that displays real-time quotes, last-sale prices, and volume information for many over-the-counter securities that are not listed on the NASDAQ or a national stock exchange. The Bank will seek to attract one or more market

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makers in shares of its common stock, but there is no guarantee that this will occur or continue to do so once it begins.

The development and maintenance of a public market, having the desirable characteristics of depth, liquidity and orderliness, depends on the existence of willing buyers and sellers. The number of active buyers and sellers of shares of common stock at any particular time may be more limited on the OTCBB versus a national market such as NASDAQ, which may have an adverse effect on the price at which shares of common stock can be sold. Because of the Bank’s comparatively smaller capital amount and asset size, its resulting market capitalization will also be much smaller than the average $40.8 million and median $41.8 million market value of the Comparative Group as of September 2, 2014. Of the ten companies in the Comparative Group, all are traded on NASDAQ and indicated an overall average daily trading volume of approximately 2,779 shares per company during the past year. The Bank’s smaller stock issue and OTCBB listing do not offer the relative depth of liquidity afforded by the Comparative Group’s larger market values and NASDAQ trading history. We have also reviewed the current pricing ratios of four of the recently converted OTCBB thrift institutions, Home Bancorp Wisconsin, Edgewater Bancorp, Quarry City Savings and Sunnyside Bancorp and note that as of September 2, 2014, their respective trading market price/book ratios were 57.38%, 51.38%, 56.14% and 64.46%. We have concluded that a downward adjustment to the Bank’s pro forma market value is warranted to address the lesser anticipated stock liquidity.

Subscription Interest

The Bank has retained the services of Keefe, Bruyette and Woods, Inc. to assist in the marketing and sale of the stock offering. The Bank also plans to form an employee stock ownership plan (“ESOP”) that will purchase stock in the subscription offering equal to 8.0% of

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the total number of shares to be sold. The Bank’s Board members and executive officers, together with their associates, anticipate purchasing an aggregate amount of $573,000 of common stock in the subscription offering. The maximum purchase in the stock offering for an individual or group of persons acting in concert will be $500,000 or 50,000 shares of the common stock sold in the offering.

Recent subscription interest in thrift stock conversion offerings has been varied. Of the five standard conversion transactions that closed in 2014, three (Coastway Bancorp headquartered in Rhode Island, Sunshine Bancorp in Florida and Blue Hills Bancorp in Massachusetts) closed at the adjusted maximum of the pricing range. These three companies were NASDAQ traded companies. Edgewater Bancorp headquartered in Michigan closed slightly above the minimum and Home Bancorp Wisconsin closed slightly above the midpoint (both are OTCBB listed companies). As of September 2, 2014, Home Bancorp Wisconsin was trading at $8.40 or 16.0% below its IPO price. As shown later in Table 22, the after-market performance of recently converted thrifts has also been mixed with most of the OTCBB issues notably experiencing no material price change in the after-market following the IPO. We are not currently aware of any meaningful market evidence or characteristics that may help predict the likely level of interest in Madison’s subscription offering. Accordingly, absent actual results of the subscription offering, we believe that subscription interest is currently a neutral factor and at present requires no further adjustment.

Recent Acquisition Activity

Acquisition speculation is one factor underpinning the prices of newly converted thrifts in after-market trading. Table 20 summarizes recent acquisition activity involving banks and thrifts based in Maryland announced since January 1, 2010. The most recent acquisition was

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announced on July 22, 2014 and involved the acquisition of Madison Bancorp, Inc., a $144 million thrift headquartered in the Bank’s market area in the Perry Hall area of Baltimore, by Codorus Valley Bancorp, a community bank headquartered in Pennsylvania. Prior to that announcement, on April 8, 2014 OBA Financial Services, Inc., a $386 million thrift headquartered in Germantown, Maryland, announced it was to be acquired by by F.N.B Corporation, a large bank headquartered in Pennsylvania. The largest recent acquisition of a Maryland bank or thrift over the past several years involved the purchase announced in February 2014 (and renegotiated through a competitive bidding process approved by the bankruptcy court through April 16, 2014) of First Mariner Bank ($1.0 billion in total assets) by an investor group. The sale was the product of a years-long marketing process that resulted in the holding company, First Mariner Bancorp, filing for bankruptcy and selling its subsidiary bank in a bankruptcy sale that is in the finishing stages. In June 2013, BCSB Bancorp, Inc. ($642 million in total assets) announced it was to be acquired by F.N.B Corporation. The next largest acquisition was that of CFG Community Bank ($478 million in total assets) announced in October 2013 by MVB Financial Corporation. In addition to the Madison Bancorp acquisition by Codorus Valley Bancorp, these three acquired companies operated in the Baltimore MSA as well. Many of the acquired Maryland institutions listed in Table 20 can be characterized as sellers experiencing financial difficulties due to non-performing asset and low (or negative) earnings issues and were acquired at prices below book value. Given that there are significant regulatory restrictions on the ability to acquire control of the Company for a period of three years following the Conversion, we do not believe that acquisition premiums are a significant factor to consider in determining the Company’s pro forma market value.

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Effect of Government Regulations and Regulatory Reform

In response to the financial crisis of 2008 and early 2009, Congress undertook actions that were intended to strengthen confidence and encourage liquidity in financial institutions. The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”) was enacted on July 21, 2010, and provided for new restrictions and an expanded framework of regulatory oversight for financial institutions and their holding companies. The legislation also created the Consumer Financial Protection Bureau that has broad authority to issue regulations governing the services and products provided by financial institutions. Community bankers generally believe that the implemented legislation will increase compliance costs, raise regulatory capital requirements, alter loan loss provisioning practices, and otherwise adversely impact operations of banks and thrifts. The potential also exists for additional federal or state laws and regulations, or changes in policy, affecting lending and funding practices and liquidity standards.

As a fully converted stock thrift insured by the FDIC and supervised by its primary regulator the OCC, Madison will continue to operate in the same regulatory environment that is substantially similar to that faced by the Comparative Group companies. As of June 30, 2014, the Bank was considered well capitalized, similar to all the members of the Comparative Group. Therefore, given these factors, we believe that no specific adjustment is necessary for the effect of government regulations and regulatory reform.

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Table 20

Summary of Recent Maryland Acquisition Activity

Transactions Announced Since January 1, 2010

				Seller's Prior Financial Data							Offer Value to
				Total	Equity/	LTM	LTM			Offer	Book	Tang.	LTM	Total
			B/T	Assets	Assets	ROA	ROE	Date	Status	Value	Value	Book	EPS	Assets
Buyer	State	Seller	(1)	($Mil.)	(%)	(%)	(%)	Anncd.	(2)	($Mil.)	(%)	(%)	(x)	(%)

Median: 2010 - 2014				348.1	9.40	0.23	1.63	NA	NA	24.7	99.9	99.9	31.5	11.53
Median: 2013 - 2014				280.3	10.99	0.19	1.23	NA	NA	24.0	101.3	101.3	38.3	12.38

Codorus Valley Bancorp, Inc.	PA	Madison Bancorp, Inc.	T	144.1	9.40	0.04	0.39	07/22/14	P	14.4	102.7	102.7	NM	10.00
F.N.B. Corporation	PA	OBA Financial Services, Inc.	T	385.6	18.76	0.28	1.49	04/08/14	P	98.8	133.2	133.2	NM	25.63
RKJS Inc.	MD	First Mariner Bank	B	1,014.8	3.21	(1.33)	(37.02)	02/10/14	C	17.7	54.5	54.5	NM	1.75
Southern National Bancorp of Virginia, Inc.	VA	Prince George's Federal Savings Bank	T	104.1	12.39	0.35	2.87	01/08/14	P	11.5	89.1	89.1	31.5	11.04
MVB Financial Corp.	WV	CFG Community Bank	B	477.8	13.55	3.67	31.46	10/23/13	P	30.0	NA	NA	NA	NA
F.N.B. Corporation	PA	BCSB Bancorp, Inc.	B	642.3	8.68	0.27	3.13	06/14/13	C	77.6	134.2	134.3	45.1	14.74
Private investor - Jacob M. Safra		T. Rowe Price Savings Bank	T	175.0	13.73	0.12	0.91	05/29/13	C	24.0	99.9	99.9	NM	13.71
Municipal Employees Credit Union	MD	Advance Bank	T	60.8	9.58	0.09	0.97	04/04/13	C	NA	NA	NA	NA	NA
BV Financial, Inc. (MHC)	MD	Vigilant Federal Savings Bank	T	50.9	7.60	0.23	3.26	12/20/12	C	NA	NA	NA	NA	NA
F.N.B. Corporation	PA	Annapolis Bancorp, Inc.	B	437.5	7.98	0.70	8.40	10/22/12	C	50.5	160.5	160.5	18.6	11.53
Old Line Bancshares, Inc.	MD	WSB Holdings, Inc.	T	373.6	14.76	0.30	2.12	09/10/12	C	49.0	88.7	88.7	43.7	13.11
Kopernik Federal Bank	MD	Hull Federal Savings Bank	T	24.9	8.37	(1.58)	(19.66)	06/19/12	C	1.9	91.1	91.1	NM	7.63
Jefferson Bancorp, Inc.	DC	Carrollton Bancorp	B	365.4	8.93	0.15	1.63	04/09/12	C	NA	NA	NA	NA	NA
Sandy Spring Bancorp, Inc.	MD	CommerceFirst Bancorp, Inc.	B	204.8	11.60	0.75	6.73	11/04/11	C	25.4	106.7	106.7	16.4	12.38
Old Line Bancshares, Inc.	MD	Maryland Bankcorp, Inc.	B	348.1	7.24	(1.38)	(17.16)	09/01/10	C	19.8	78.4	78.4	NM	5.68

(1) B=bank; T=thrift.

(2) P=pending; C=completed.

Source: SNL Financial.

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Stock Market Conditions

Table 21 displays the performance of the SNL All Public Thrift, SNL All Mid-Atlantic Thrift, SNL <$500 Million-Asset Thrift indexes, as compared to the Standard & Poor’s 500-Stock Index (“S&P 500”) over various periods. Table 21 also includes comparison to the SNL OTCBB/Pink index of thinly traded companies. The various public thrift indexes generally tracked directionally the cyclical trends of the broader stock index from 2012 through the period measured in 2014. The All Public Thrift Index increased by 17.5% in 2012, slightly above the 13.4% improvement in the S&P 500, while the SNL Mid-Atlantic Thrift Index advanced 15.2% during this period. The All Public Thrift Index advanced further by 24.9% in 2013, while the S&P 500 advanced 29.6% in 2013. The other indices reviewed also advanced in excess of 20.0% except for the Bulletin Board and Pink Sheet index.

Table 21

Comparative Stock Index Performance

	12/31/11-	12/31/12-	12/31/13-	12/31/11-
Index	12/31/12	12/31/13	09/02/14	09/02/14

SNL All Public Thrift	17.5%	24.9%	2.2%	50.0%
SNL Mid-Atlantic Thrift	15.2%	25.8%	0.7%	45.9%
SNL Thrift <$500 Million	21.1%	21.0%	8.2%	58.5%
SNL Bulletin Board & Pink Sheet Thrifts	18.4%	18.7%	7.5%	51.1%
S&P 500	13.4%	29.6%	8.3%	59.2%

Source: SNL Financial.

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The market values for thrift stocks increased nominally as compared to a 8.3% increase in the S&P 500 Index, since December 31, 2013. The SNL All Public Thrift index increased 2.2% since December 31, 2013 and the SNL Mid-Atlantic Thrift Index decreased by 0.7%. Concerns over the sustainability of earnings in the banking system related to interest rate pressures, increased expenses related to Dodd-Frank, capital concerns related to Basel III and geopolitical unrest in the Middle East and Ukraine continue to place pressure on financial stock issues, however there appears to be increased market speculation on merger activity involving community banks and thrifts.

A “new issue” discount that reflects investor concerns and investment risks inherent in all IPOs is a factor to be considered for purposes of valuing converting thrifts. The magnitude of the new issue discount typically expands during periods of declining thrift stock prices as investors require larger inducements, and narrows during strong market conditions. The thrift conversion market continues to respond to the after-market performance of recent offerings. Table 22 presents a summary of standard full conversion offerings since January 1, 2012.

There were twelve standard conversion offerings completed in 2011, only seven in calendar 2012 and a scarce three transactions in 2013. Five standard thrift conversions have been completed thus far in 2014. The after-market price performance of standard thrift conversion IPOs has been generally characterized by stock price increases. Of the 15 standard conversion offerings completed since January 1, 2012, the average and median one-week price changes were 15.4% and 17.0%, respectively. The after-market performance for the six thrift conversions listed on the OTCBB or Pink Sheets exhibited weaker average and median one-week price changes of 6.9% and 3.5%, respectively. As previously noted, Home Bancorp Wisconsin was currently trading at a level 16.0% below its offering price. As shown in Table 22, the cumulative price changes for OTCBB/Pink Sheet listed conversions were an average of

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20.7% and median of 6.4% as compared to the NASDAQ listed conversions posting cumulative average and median price gains of 49.6% and 51.5%, respectively.

Historically, newly converted thrifts had been trading upward toward a range approaching existing thrift stock valuation levels, but found resistance approaching book value until a discernible trend in earnings improvement was evident. Pricing a new offering at a high ratio in relation to pro forma book value, because of the mathematics of the calculation, would require very large increases in valuations resulting in non-sustainable price-to-earnings ratios and very marginal returns on equity.

Accordingly, thrift conversions continue to be priced at discounts to publicly traded companies. This is due to the relatively high pro forma equity ratios, expected low returns on equity, and the uncertainty regarding the prospects of an institution to leverage the balance sheet prudently and effectively in the current low interest rate environment and against the backdrop of unsteady real estate market conditions.

The FDIC recently reported that for the six months ended June 30, 2014 the thrift industry recorded profits of $5.8 billion or 1.13% of average assets as compared to $5.5 billion or 1.05% for the first two quarters of 2013, an improvement of 5.7%. Asset quality continued to improve, as troubled assets (non-current loans and repossessed assets) declined to 1.58% at June 30, 2014 from 1.74% of assets at the end 2013, and down from 2.02% one year earlier in June 2013. FDIC regulated thrifts continued to be strongly capitalized with an average leverage ratio of 10.90% and an average total risk-based capital ratio of 18.74% and there were two failed thrifts during the six month period ended June 30, 2014 (there was only one failed thrift for the year ending December 31, 2013 as compared to ten for 2012).

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Thrift industry total assets have continued their decline, but at a much slower pace, decreasing approximately 0.03% during the last twelve month period ending June 30, 2014, as compared to a 7.2% decrease in the last twelve month period ended June 30, 2013. The industry reported a net interest margin of 3.46% for the six months ended June 30, 2014 as compared to 3.36% for the six months ended March 31, 2013. There were 899 FDIC insured thrifts reporting data for the six months ended June 30, 2014 (470 Federal charter and 429 state charter) as compared to 960 (522 Federal charter and 438 state charter) in June 2013, a decrease of 6.4%.

As the banking industry continues its recovery, the Federal Reserve has maintained a program of keeping rates at or near historic lows. Through calendar 2013 and 2014, the effective federal funds rate was approximately 5-20 basis points and the prime rate has remained constant at 3.25%. In mid-March of 2014, the Federal Reserve sent signals that while it intended to keep short term rates near zero into 2015, rate increases may come sooner and more aggressive than expected depending on certain factors impacting the speed of economic recovery. While remaining low by historical standards, mortgage interest rates have risen since 2013, but are below rates from the mortgage interest rate spike in early 2014, as the Federal Reserve has continued with its decision to purchase mortgage-backed securities and long-term Treasury securities (although monthly purchases are expected to decline to $25 billion, down from the $85 billion of monthly purchases at the end of last year to attempt to keep longer-term borrowings at low interest levels to spur growth. Based on recent discussions, the Federal Reserve has indicated that it will likely make an additional $10 billion reduction in purchases in September 2014 and eliminate the final $15 billion of monthly purchases in October or November 2014.

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The number of institutions on the FDIC’s “Problem List” (including both banks and thrifts) fell from 553 at June 30, 2013 and 467 at December 31, 2013 to 354 at June 30, 2014, while assets of “problem” institutions declined from $152.7 billion at December 31, 2013 to $110.2 billion at June 30, 2014, the 13th consecutive quarter that the number of problem institutions has decreased. Twelve institutions failed in the six months ended June 30, 2014 as compared to 16 in the same period of 2013.

Thrift industry earnings results have recently been sustained by stabilizing net interest margins and have been bolstered by reductions in loan loss provisions. Industry operating expenses generally have continued to decrease in the face of a stabilizing net interest margin and decreased non-interest income. Generally, over the past year, financial institutions have relied on reductions in loan loss provisions to a more normalized level as asset quality has improved and increases in net interest income to increase net income. While thrift industry capital levels remain strong and asset quality has improved, there continue to be swings in the market for bank and thrift stocks. However, we believe that some of the economic uncertainty has dissipated and believe no adjustment is necessary for stock market conditions.

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Table 22

Summary of Recent Standard Conversions

Transactions Completed Since January 1, 2012

						Pro Forma Ratios					After-Market Trading
					Gross	Price/	Price/	Price/		9/2/14	Price Change			Change
				Total	Offering	Book	Tang.	LTM	IPO	Closing	One	One	One	Thru
		Stock	Conv.	Assets	Proceeds	Value	Book	EPS	Price	Price	Day	Week	Month	9/2/14
Company	State	Exchange	Date	($Mil.)	($Mil.)	(%)	(%)	(x)	($)	($)	(%)	(%)	(%)	(%)

Standard — Average				418.8	53.5	60.6	61.4	106.6	10.0		15.1	15.4	14.5	38.0
Standard — Median				233.4	31.9	59.7	59.7	25.6	10.0		12.6	17.0	19.3	29.5

Average — OTC Conversions				110.7	8.0	58.1	58.8	21.4	10.0		5.6	6.9	4.3	20.7
Median — OTC Conversions				102.6	7.3	58.6	59.7	20.9	10.0		6.3	3.5	1.5	6.4

Standard Offerings
Blue Hills Bancorp, Inc.	MA	NASDAQ	07/22/14	1,823.1	277.7	72.0	74.8	100.0	10.00	12.95	23.8	21.5	29.7	29.5
Sunshine Bancorp, Inc.	FL	NASDAQ	07/15/14	201.4	42.3	67.8	67.8	NM	10.00	11.85	20.3	19.0	19.3	18.5
Home Bancorp Wisconsin, Inc.	WI	OTCQB	04/24/14	114.7	9.0	64.6	64.6	NM	10.00	8.40	(3.9)	(7.4)	(17.5)	(16.0)
Edgewater Bancorp, Inc.	MI	OTCQB	01/17/14	119.5	6.7	52.7	55.0	NM	10.00	10.50	0.0	2.5	2.5	5.0
Coastway Bancorp, Inc.	RI	NASDAQ	01/15/14	380.5	48.3	72.2	72.2	NM	10.00	10.90	9.2	8.5	1.9	9.0
Quarry City Savings and Loan Association	MO	OTCQB	07/26/13	40.3	4.1	54.2	56.4	13.9	10.00	10.77	7.5	2.0	0.5	7.7
Sunnyside Bancorp, Inc.	NY	OTCQB	07/16/13	90.6	7.9	63.0	63.0	NM	10.00	10.00	5.0	4.5	0.1	0.0
Westbury Bancorp, Inc.	WI	NASDAQ	04/10/13	523.8	50.9	57.7	57.7	NM	10.00	15.23	35.2	35.1	33.3	52.3
Meetinghouse Bancorp, Inc.	MA	OTCQB	11/20/12	74.1	6.6	64.7	64.7	29.4	10.00	12.75	12.5	27.5	20.0	27.5
Hamilton Bancorp, Inc.	MD	NASDAQ	10/10/12	315.8	37.0	55.7	58.3	NM	10.00	13.59	19.0	17.0	12.5	35.9
Madison County Financial, Inc.	NE	NASDAQ	10/04/12	233.4	31.9	55.2	56.6	6.9	10.00	18.67	48.9	46.1	45.1	86.7
HomeTrust Bancshares, Inc.	NC	NASDAQ	07/11/12	1,564.4	211.6	59.7	59.7	NM	10.00	15.15	17.0	20.0	24.5	51.5
FS Bancorp, Inc.	WA	NASDAQ	07/10/12	300.8	32.4	61.1	61.1	25.6	10.00	17.31	0.1	0.7	2.1	73.1
Wellesley Bancorp, Inc.	MA	NASDAQ	01/26/12	274.4	22.5	59.7	59.7	12.6	10.00	19.00	20.0	20.9	22.9	90.0
West End Indiana Bancshares, Inc.	IN	OTCQB	01/11/12	225.2	13.6	49.1	49.1	20.9	10.00	19.99	12.6	12.5	20.0	99.9

Source: SNL Financial.

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Adjustments Conclusion

It is our opinion that the Bank’s pro forma valuation should be discounted relative to the Comparative Group because of factors associated with financial condition, earnings prospects, and liquidity of the issue. Individual discounts (or premiums) are not necessarily additive and may, to some extent, offset or overlay each other. Currently, converting thrifts are often valued at substantial discounts to peer institutions relative to price-to-book and price-to-earnings ratios. It is the judgment of the appraiser to balance the relative dynamics of price-to-book and price-to-earnings discounts or premiums.

Valuation Approach

In determining the estimated pro forma market value of the Company, we have employed the comparative company approach and considered the following pricing ratios: price-to-earnings per share (“P/E”), price-to-book value per share (“P/B”), price-to-tangible book value per share (“P/TB”), and price-to-assets (“P/A”). As Madison recorded negative earnings and core earnings for the last twelve month period, P/E ratios are not meaningful. Table 23 presents the trading market valuation ratios of the Comparative Group and All Public Thrift averages and medians as of September 2, 2014. As shown in Table 23, the average and median P/B ratio for the Comparative Group was 85.6% and 87.4%, respectively, and the average and median P/TB ratio was 86.3% and 89.0%, respectively.

Investors continue to make decisions to purchase thrift conversion stocks and more seasoned thrift issues based upon consideration of core earnings profitability and P/B comparisons. The P/E ratio is an important valuation ratio in the current thrift stock environment for companies reporting core profitability. In other cases where companies are reporting core

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losses, as was the case with Madison, the P/B and P/TB become key determinants of our estimate of the Company’s pro forma market value.

In consideration of the foregoing factors along with the additional adjustments discussed in this chapter, we have determined a pro forma price-to-book ratio and price-to-tangible book ratio of 53.9% for the Company, which reflect an aggregate midpoint value of $18.0 million based on the assumptions summarized in Exhibit IV. Employing a range of 15% above and below the midpoint, the resulting minimum value of $15.3 million reflects a 49.3% P/B ratio and the resulting maximum value of $20.7 million reflects a 57.9% P/B ratio. The adjusted maximum, an additional 15.0% above the maximum, is positioned at approximately $23.81 million and a P/B ratio of 61.8%.

The Bank’s pro forma midpoint P/B ratio of 53.9% reflects a 37.1% discount to the Comparative Group average P/B ratio of 85.6% and a 38.3% discount to the Comparative Group median P/B ratio of 87.4%. The Bank’s pro forma maximum P/B ratio of 57.9% reflects a 32.4% discount to the Comparative Group average P/B ratio and a 33.8% discount to the Comparative Group median P/B ratio. At the adjusted maximum, the Bank’s pro forma P/B ratio of 61.8% reflects a 27.8% discount to the Comparative Group average P/B ratio and a 29.3% discount to the Comparative Group median P/B ratio.

The Bank’s pro forma midpoint P/TB ratio of 53.9% reflects a 37.6% discount to the Comparative Group average P/TB ratio of 86.3% and a 39.5% discount to the Comparative Group median P/TB ratio of 89.0%. The Bank’s pro forma maximum P/TB ratio of 57.9% reflects a 33.0% discount to the Comparative Group average P/TB ratio and a 35.0% discount to the Comparative Group median P/TB ratio. At the adjusted maximum, the Bank’s pro forma

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P/TB ratio of 61.8% reflects a discount of 28.4% to the Comparative Group average P/TB ratio and a 30.6% discount to the Comparative Group median P/TB ratio.

Based on the price-to-assets valuation metric, the Bank’s pro forma midpoint of $18.0 million reflects a corresponding P/A valuation ratio of 11.56%, ranging from 9.98% at the pro forma valuation minimum to 13.09% and 14.80% at the maximum and adjusted maximum, respectively. The Bank’s comparatively stronger pro forma capitalization level resulted in a slight P/A ratio discount at the midpoint of the range and premiums at the upper end of the range in contrast to the Comparative Group average P/A ratio of 12.31% and median P/A ratio of 12.90%.

Valuation Conclusion

It is our opinion that, as of September 2, 2014, the aggregate estimated pro forma market value of the Bank on a fully converted basis was within the Valuation Range of $15,300,000 to $20,700,000 with a midpoint of $18,000,000. The Valuation Range was based upon a 15% decrease from the midpoint to determine the minimum and a 15% increase to establish the maximum. An additional 15% increase above the maximum results in an adjusted maximum of $23,805,000.

Exhibit IV-1 displays the assumptions utilized in calculating the pro forma financial consequences of the stock offering. Exhibit IV-2 displays the pro forma financial data at each level of the Valuation Range. Exhibit IV-3 provides more detailed data at the maximum valuation. Exhibit IV-4 compares the Bank’s pro forma valuation ratios with the averages and medians reported by the Comparative Group and All Public Thrifts.

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Table 23

Comparative Pro Forma Market Valuation Analysis

Madison Bank of Maryland and the Comparative Group

Computed from Market Price Data as of September 2, 2014

	Current	Total	Price/	Price/	Price/	Price/	Price/	Total	Tang.	Current
	Stock	Market	LTM	Core	Book	Tang.	Total	Equity/	Equity/	Dividend
	Price	Value	EPS	EPS	Value	Book	Assets	Assets	Assets	Yield
Company	($)	($Mil.)	(x)	(x)	(%)	(%)	(%)	(%)	(%)	(%)

Madison Bank of Maryland(1)
Pro Forma Minimum	10.00	15.3	NM	NM	49.3	49.3	9.98	20.23	20.23	0.00
Pro Forma Midpoint	10.00	18.0	NM	NM	53.9	53.9	11.56	21.45	21.45	0.00
Pro Forma Maximum	10.00	20.7	NM	NM	57.9	57.9	13.09	22.63	22.63	0.00
Pro Forma Adj. Maximum	10.00	23.8	NM	NM	61.8	61.8	14.80	23.94	23.94	0.00

Comparative Group Average	NA	40.8	39.0	46.9	85.6	86.3	12.31	14.35	14.22	1.36
Comparative Group Median	NA	41.8	36.8	39.0	87.4	89.0	12.90	14.55	14.36	1.38

All Public Thrift Average(2)	NA	410.1	22.6	25.3	105.4	113.2	13.08	13.24	12.57	1.87
All Public Thrift Median(2)	NA	105.8	18.8	19.0	94.7	98.9	12.52	12.41	11.23	1.70

Comparative Group
Alliance Bancorp, Inc. of Pennsylvania	15.80	63.6	38.5	38.5	97.9	97.9	15.09	15.42	15.42	1.52
Anchor Bancorp	19.41	49.5	NM	115.5	92.2	92.2	12.72	13.79	13.79	NA
First Federal of Northern Michigan Bancorp, Inc.	5.89	17.0	58.9	44.8	70.3	70.3	7.73	10.99	10.99	1.36
Georgetown Bancorp, Inc.	16.00	29.2	27.6	27.6	98.5	98.5	11.06	11.23	11.23	1.06
Hamilton Bancorp, Inc.	13.59	46.4	NM	NM	77.7	81.5	15.43	19.87	19.11	NA
Poage Bankshares, Inc.	14.48	56.2	NM	39.5	84.8	88.2	13.09	15.43	14.93	1.38
Polonia Bancorp, Inc.	10.45	35.5	NM	NM	90.2	90.2	11.86	13.15	13.15	NA
State Investors Bancorp, Inc.	16.00	37.1	50.0	50.0	89.9	89.9	13.77	15.31	15.31	NA
Wolverine Bancorp, Inc.	22.40	51.1	35.0	35.0	84.0	84.0	15.13	18.02	18.02	NA
WVS Financial Corp.	10.90	22.4	24.2	23.9	70.6	70.6	7.24	10.26	10.26	1.47

(1)	Pro forma ratios assume sale of 100% of the to-be-outstanding common stock, reflecting gross proceeds of $15.3 million at the minimum, $18.0 million at the midpoint, $20.7 million at the maximum, and $23.8 million at the adjusted maximum of the valuation range.
(2)	Companies traded on a major exchange; excludes mutual holding companies and companies being acquired in announced merger transactions.

Source: Madison Bank of Maryland; SNL Financial; Feldman Financial.

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